SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005
Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F  ☑          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Katsumi Ihara
(Signature)
Katsumi Ihara Executive Deputy President, Group Chief Strategy Officer and Chief Financial Officer

Date: June 3, 2005

List of materials

     Document attached hereto:

1.	Consolidated Financial Statements for the fiscal year ended March 31, 2005

Consolidated Financial Statements
For the year ended March 31, 2005

Sony Corporation
TOKYO, JAPAN

Sony’s Corporate Governance Practices

For an explanation as to the significant differences between the New York Stock Exchange’s corporate governance standards and Sony’s corporate governance practices, please visit us on the internet at:

http://www.sony.net/SonyInfo/IR/NYSEGovernance.html

CautionaryStatement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game, Music and Pictures segments); (iv) Sony’s ability to implement successfully personnel reduction and other business reorganization activities in its Electronics, Music and Pictures segments; (v) Sony’s ability to implement successfully its network strategy for its Electronics, Music, Pictures and Other segments and to develop and implement successful sales and distribution strategies in its Music and Pictures segments in light of the Internet and other technological developments; (vi) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); and (vii) the success of Sony’s joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Financial Highlights

Sony Corporation and Consolidated Subsidiaries — Year ended March 31

Operating Results

	Yen in billions			Dollars in millions
	except per share amounts and			except per share
	number of employees		Percent change	amounts
	2004	2005	2005/2004	2005

FOR THE YEAR
Sales and operating revenue	¥7,496.4	¥7,159.6	-4.5%	$66,912
Operating income	98.9	113.9	+15.2	1,065
Income before income taxes	144.1	157.2	+9.1	1,469
Income before cumulative effect of accounting changes	90.6	168.6	+86.0	1,575
Net income	88.5	163.8	+85.1	1,531

Per share of common stock:
Income before cumulative effect of an accounting change
– Basic	¥98.26	¥180.96	+84.2%	$1.69
– Diluted	89.03	162.59	+82.6	1.52
Net income
– Basic	95.97	175.90	+83.3	1.64
– Diluted	87.00	158.07	+81.7	1.48
Cash dividends	25.00	25.00	—	0.23

AT YEAR-END
Stockholders’ equity	¥2,378.0	¥2,870.3	+20.7%	$26,826
Total assets	9,090.7	9,499.1	+4.5	88,777

Number of employees	162,000	151,400

Notes:	1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥107 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2005.

	2.	In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued the Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony’s operating income decreased by ¥5,156 million ($48 million) for the year ended March 31, 2005. Additionally, on April 1, 2004, Sony recognized ¥4,713 million ($44 million) of loss (net of income taxes of ¥2,675 million) as a cumulative effect of an accounting change. In addition, the separate account assets, which are defined by insurance business law in Japan and were previously included in “Securities investments and other” on the consolidated balance sheet, were excluded from the category of separate accounts under the provision of SOP 03-1. Accordingly, the assets previously treated as separate account assets are now treated within general account assets.

	3.	In July 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. In accordance with FAS No.128, Sony had not previously included in the computation of diluted earnings per share (“EPS”) the number of potential shares of common stock issuable upon the conversion of contingently convertible debt instruments (“Co-Cos”) that have not met the conditions to exercise the associated stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of shares of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise such rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and its net income for the year ended March 31, 2004 were restated. Sony’s diluted EPS of its income before cumulative effect of an accounting change and net income for the year ended March 31, 2005 were decreased by ¥7.26 ($0.07) and ¥7.06 ($0.07), respectively, compared to those before the adoption of EITF Issue No. 04-8.

	4.	In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No.46, “Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletins (“ARB”) No.51”, and the revised FIN No.46 was issued in December 2003. This interpretation addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). Sony adopted FIN No.46 on July 1, 2003. As a result of the adoption of FIN No.46, Sony recognized ¥2,117 million of loss as the cumulative effect of an accounting change. Additionally, Sony’s assets and liabilities increased by ¥96,776 million and ¥97,950 million, respectively, including cash and cash equivalents of ¥1,521 million.

Operational Review

Consolidated Results for the Fiscal Year ended March 31, 2005

Unless otherwise specified, all amounts are on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).
U.S. dollar amounts have been translated from yen, for convenience only, at the rate of C107=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2005.

Sales and operating revenue (“sales”) decreased 4.5% compared with the previous fiscal year; on a local currency basis sales decreased 3%. (For all references herein to results on a local currency basis, see Note I on page 11.) This reflects both the establishment of Sony BMG Music Entertainment (“Sony BMG”) (please refer to note on Page 5) and a change in revenue recognition method at Sony Life Insurance Co., Ltd. (“Sony Life”).

Sales within the Electronics segment remained largely unchanged. Although sales of flat panel televisions, digital still cameras and LCD rear projection televisions increased, there was a decrease in sales primarily of CRT televisions and portable audio products. In the Game segment, an increase in software sales was more than offset by a decline in hardware sales mainly due to strategic price reductions, resulting in a decrease to overall segment sales. In the Music segment, although sales at Sony Music Entertainment (Japan) Inc. (“SMEJ”) increased, overall sales decreased due to the fact that Sony BMG, a recorded music business joint venture formed with Bertelsmann AG, has been accounted for by the equity method since August 2004 (please refer to the note on page 5). In the Pictures segment, despite the strong contribution of Spider-Man 2, there was a decrease in sales as a result of the appreciation of the yen. In the Financial Services segment, revenue decreased mainly due to a decrease in revenue from insurance premiums at Sony Life.

Operating income increased 15.2% (a 26% increase on a local currency basis) compared with the previous fiscal year.

In the Electronics segment, the operating loss increased mainly due to a continued deterioration in the cost of sales ratio associated with a decline in unit selling prices. In the Game segment, as a result of a decline in hardware sales, there was a decrease in operating income. The Pictures segment had record operating income primarily due to the substantial contribution from Spider-Man 2.

Restructuring charges, which are recorded as operating expenses, amounted to ¥90.0 billion ($841.1 million) for the fiscal year compared to ¥168.1 billion in the previous fiscal year. In the Electronics segment, restructuring charges were ¥81.8 billion ($764.5 million) compared to ¥145.4 billion in the previous fiscal year.

Income before income taxes increased 9.1% compared to the previous fiscal year. There was a deterioration in the net effect of other income and expenses compared to the previous fiscal year despite an improvement due to a smaller loss on the devaluation of securities investments compared to the previous year, and gains of ¥9.0 billion ($84 million) from a change in interest from Monex Inc., an equity affiliate of Sony, following its business integration by way of a share transfer with Nikko Beans, Inc., and total gains of ¥4.7 billion ($44 million) from the sale of stock and a change in interest in a subsidiary resulting from the initial public offering of So-net M3 Inc., a consolidated subsidiary of Sony Communication Network Corporation. This deterioration was mainly the result of the recording of a net foreign exchange loss in the current fiscal year, compared to the net foreign exchange gain recorded in the previous fiscal year.

Income taxes: Compared to an effective tax rate of 36.6% in the previous fiscal year, the effective tax rate was 10.2% in the current fiscal year. As fully discussed in Sony’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004, as a result of the recording of operating losses in the past, the U.S. subsidiaries of Sony have had valuation allowances against deferred tax assets for U.S. federal and certain state taxes. However, in the current fiscal year, based on both an improvement in recent years and a sound outlook for the operating performance at Sony’s U.S. subsidiaries, Sony reversed ¥67.9 billion ($635 million) of such valuation allowances, resulting in a reduction to income tax expense. This reversal was the major factor impacting the effective tax rate decline for the fiscal year.

Equity in net income of affiliated companies increased ¥27.3 billion compared to the previous fiscal year. Sony Ericsson Mobile Communications AB (“Sony Ericsson”) contributed ¥17.4 billion ($163 million) to equity in net income, an increase of ¥11.0 billion compared to the previous fiscal year. Equity in net income of affiliated companies for the current fiscal year includes the recording of ¥12.6 billion ($118 million) as equity in net income from InterTrust Technologies Corporation (“InterTrust”). This amount reflects InterTrust’s proceeds from a license agreement with Microsoft Corporation arising from the settlement of a patent-related lawsuit. In addition, an equity loss of ¥3.4 billion ($32 million) was recorded at Sony BMG, established in August 2004. Furthermore, equity in net loss was recorded at affiliates such as Star Channel Inc., a Japan-based subscription television company specializing in the broadcast of movies, and S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous TFT LCD panels. (For operating results of major affiliates accounted for by the equity method, please refer to page 9.)

Net income, as a result, increased 85.1% compared to the previous fiscal year.

Operating Performance Highlights by Business Segment

Note: As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. The newly formed company, Sony BMG, is 50% owned by each parent company. Under U.S. GAAP, Sony BMG is accounted for by Sony using the equity method and, since August 1, 2004, 50% of net profits or losses of this business have been included under “Equity in net income (loss) of affiliated companies.”

In connection with the establishment of this joint venture, Sony’s non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment to reflect the new management reporting structure whereby Sony’s Electronics segment has now assumed responsibility for these businesses. Results for the previous fiscal year in the Electronics and Music segments have been restated to account for this reclassification.

In the Music segment, results for this fiscal year only include the results of Sony Music Entertainment Inc.’s (“SMEI”) recorded music business for the months of April through July 2004, and the twelve months results of SMEI’s music publishing business and SMEJ. However, results for the previous fiscal year in the Music segment include the consolidated results for SMEI’s recorded music business for all twelve months, as well as the full year’s results for SMEI’s publishing business and SMEJ.

Electronics	Year ended March 31

	Yen in billions		Percent change	Dollars in millions
	2004	2005	2005/2004	2005

Sales and operating revenue	¥5,042.3	¥5,021.6	-0.4%	$46,931
Operating loss	(6.8)	(34.3)	—	(321)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales remained largely unchanged (a 1% increase on a local currency basis). Sales to outside customers decreased 1.1% compared to the previous fiscal year. There was a decline in sales of CRT televisions, due to a continued shift in demand towards flat panel televisions, and portable audio, faced with a difficult competitive environment due to the shift towards hard disc- and flash-based memory players. However, there was an increase in sales of several products including flat panel televisions, which saw increased sales in all geographic areas, digital still cameras, where sales increased outside of Japan, and LCD rear projection televisions, which saw increased unit sales particularly in the U.S.

Operating loss increased by ¥27.5 billion compared with the previous fiscal year. Although there was a decrease in restructuring charges compared with the previous fiscal year, operating loss increased due to a significant deterioration in the cost of sales ratio as a result of a decline in unit selling prices. With regard to products within the Electronics segment, the decrease in sales of CRT televisions and portable audio, as well as the decline of unit selling prices of camcorders, contributed to the increase in operating loss.

Inventory, as of March 31, 2005, was ¥514.4 billion ($4,807 million), a ¥18.4 billion, or 3.7%, increase compared with the level as of March 31, 2004 and a ¥56.5 billion, or 9.9%, decrease compared with the level as of December 31, 2004.

Note: In association with the completion of business integration of Sony Group’s semiconductor manufacturing businesses in July 2004, it was decided to account for semiconductor manufacturing operations inventory, which was previously recorded in the Game segment, within the Electronics segment as of the quarter beginning July 1, 2004. (Regarding the integration of Sony Group’s semiconductor manufacturing operations, please refer to note 25 on page 95.)

Game	Year ended March 31

	Yen in billions		Percent change	Dollars in millions
	2004	2005	2005/2004	2005

Sales and operating revenue	¥780.2	¥729.8	-6.5%	$6,821
Operating income	67.6	43.2	-36.1	404

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 6.5% compared with the previous fiscal year (a 6% decrease on a local currency basis).

Hardware: In addition to a decline of PlayStation 2 (“PS2”) unit sales in Japan, the U.S. and Europe, strategic price reductions on the PS2 undertaken in each of the abovementioned territories resulted in a decline in sales.

Software: Overall software sales increased mainly as a result of an increase in unit sales of PS2 software, which recorded all-time record sales. Revenue increased in Japan, the U.S. and Europe.

PlayStation Portable, on sale in Japan from December 2004 and in the U.S. from March 2005, has recorded strong hardware and software unit sales.

Operating income decreased by ¥24.4 billion, or 36.1%, compared with the previous fiscal year as a result mainly of a decrease in hardware sales coupled with the start-up expenses for PlayStation Portable, despite being partially offset by an increase in software sales.

Worldwide hardware production shipments*:

→	PS2:	16.17 million units (a decrease of 3.93 million units)

→	PS one:	2.77 million units (a decrease of 0.54 million units)

→	PlayStation Portable	2.97 million units

Worldwide software production shipments*:

→	PS2:	252 million units (an increase of 30 million units)

→	PlayStation:	10 million units (a decrease of 22 million units)

→	PlayStation Portable	5.7 million units

*Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

Inventory as of March 31, 2005, was ¥77.5 billion ($724 million), a ¥53.4 billion, or 40.8%, decrease compared with the level as of March 31, 2004 and a ¥32.1 billion, or 70.7%, increase compared with the level as of December 31, 2004. (Regarding inventory, please refer to the note in the above Electronics segment.)

Music	Year ended March 31

	Yen in billions		Percent change	Dollars in millions
	2004	2005	2005/2004	2005

Sales and operating revenue	¥440.3	¥249.1	-43.4%	$2,328
Operating income (loss)	(6.0)	8.8	—	82

The amounts presented above are the sum of the yen-translated results of SMEI, a U.S. -based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, and the results of SMEJ, a Japan-based operation which aggregates results in yen. In addition, please refer to the note on page 5 regarding the establishment of Sony BMG.

Sales decreased ¥191.2 billion or 43.4% compared with the previous fiscal year. Of the Music segment’s sales, 62% were generated by SMEJ and 38% were generated by SMEI. As noted above, due to the establishment of the Sony BMG joint venture, there were no recorded music sales at SMEI after July 31, 2004. Therefore, SMEI’s results are not comparable with results of the prior year.

SMEJ: Sales increased 6.9% compared with the previous fiscal year mainly due to an increase in album and single sales. Best-selling albums and singles during the year included musiQ by ORANGE RANGE, SENTIMENTALovers by Ken Hirai and PORNO GRAFFITTI BEST BLUE’S by Porno Graffitti.

Operating income at SMEJ increased significantly compared to the previous fiscal year due to the higher sales noted above and an improvement in the cost of sales ratio. As noted above, SMEI’s results are not comparable with the results in the prior year.

Pictures	Year ended March 31

	Yen in billions		Percent change	Dollars in millions
	2004	2005	2005/2004	2005

Sales and operating revenue	¥756.4	¥733.7	-3.0%	$6,857
Operating income	35.2	63.9	+81.4	597

The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussions of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales decreased 3.0% compared with the previous fiscal year (1% increase on a U.S. dollar basis) due to the appreciation of the yen. Sales, on a U.S. dollar basis, increased primarily due to higher worldwide home entertainment, international television syndication and worldwide theatrical revenues on films. Worldwide home entertainment and international television syndication revenues were higher as a result of the performance of prior year films including 50 First Dates, Big Fish and Bad Boys 2. For theatrical revenues, the success of the current year film slate, particularly Spider-Man 2, Hitch and The Grudge, more than offset the impact of releasing fewer films this year. The higher sales from films were partially offset by a decrease in television sales due to the absence in the current year of several transactions that occurred in the prior fiscal year. These included syndication sales of King of Queens and Seinfeld as well as the extension of a licensing agreement for Wheel of Fortune. Television sales in the current year benefited from the highly successful DVD release of Seinfeld.

Operating income increased ¥28.7 billion to ¥63.9 billion ($597 million), compared with the previous fiscal year. This represented record operating income for SPE. The large increase in operating income is due to the strong overall performance of the current year film slate and the home entertainment and international television syndication carryover performance of the prior year films noted above. Spider-Man 2’s worldwide success contributed substantially to this year’s earnings offset somewhat by the disappointing theatrical performance of Spanglish. Television’s operating income decreased due to the same factors noted above for revenue.

On April 8, 2005 a consortium led by Sony Corporation of America (“SCA”) and its equity partners; Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners completed the acquisition of Metro-Goldwyn-Mayer Inc. (“MGM”). Under the terms of the acquisition agreement the aforementioned investor group acquired MGM for $12.00 in cash per MGM share, for a total purchase price of approximately $5.0 billion. As part of this transaction, SPE will co-finance and produce new motion pictures with MGM as well as distribute MGM’s existing film and television content through SPE’s global distribution channels. MGM will continue to operate under the Metro-Goldwyn-Mayer name as a private company headquartered in Los Angeles. As part of the acquisition, SCA invested $257 million for 20% of the total equity capital. However, based on the percentage of common stock owned, Sony will record 45% of MGM’s net income (loss) as equity in net income of affiliated companies.

Financial Services	Year ended March 31

	Yen in billions		Percent change	Dollars in millions
	2004	2005	2005/2004	2005

Financial Services revenue	¥593.5	¥560.6	-5.6%	$5,238
Operating income	55.2	55.5	+0.6	519

Unless otherwise specified, all amounts are on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis.

Financial Services revenue decreased 5.6% compared with the previous fiscal year, mainly due to a decrease in revenue at Sony Life. Revenue at Sony Life was ¥474.3 billion ($4,433 million), a ¥38.7 billion, or 7.5% decrease compared with the previous fiscal year. The main reasons for this decrease were a change in the method of recognizing insurance premiums received on certain products, as of the third quarter beginning October 1, 2003, from being recorded as revenues to being offset against the related provision for future insurance policy benefits, coupled with a small decrease in valuation gains in the current fiscal year compared to the previous year in which significant valuation gains were recorded against stock conversion rights from convertible bonds.

Operating income increased by ¥0.3 billion or 0.6% compared with the previous fiscal year, as a result of the recording of losses in the previous fiscal year by Sony Finance International Inc., associated with reorganization proceedings instituted by Crosswave Communications Inc. under the Corporate Reorganization Law of Japan during the same year. Operating income at Sony Life decreased by ¥2.2 billion or 3.4% to ¥61.0 billion ($570 million), mainly due to a decrease in valuation gains against stock conversion rights from convertible bonds, although this was partially offset by an increase in revenue from insurance premiums excluding the effect of the change in revenue recognition method noted above.

Other	Year ended March 31

	Yen in billions		Percent change	Dollars in millions
	2004	2005	2005/2004	2005

Sales and operating revenue	¥268.3	¥254.4	-5.2%	$2,378
Operating loss	(12.1)	(4.1)	—	(38)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 5.2% compared with the previous fiscal year. This was primarily the result of a decrease in intersegment sales due to contract changes at a Japanese subsidiary involved in the advertising agency business.

An operating loss of ¥4.1 billion ($38 million) was recorded, representing an improvement of ¥8.0 billion compared with the operating loss of ¥12.1 billion recorded in the previous fiscal year. This improvement was mainly due to a reduction of fixed costs, a gain from the sale of a retail and showroom building in Japan and the strong performance of a business engaged in the production and marketing of animation products during the current fiscal year, although this was partially offset by the recording of a one-time gain of ¥7.7 billion by a business operated by a U.S. subsidiary on the sale of rights related to a portion of the Sony Credit Card portfolio in the previous fiscal year.

Operating Results for Major Affiliates Accounted for by the Equity Method

The following operating results for significant companies accounted for by the equity method are not consolidated in Sony’s consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance. In addition, please note that the operating results of Sony Ericsson discussed below are reported on an International Financial Reporting Standards basis, and thereby differ from the operating results reported on a U.S. GAAP basis contained within Sony’s equity in net income of affiliated companies. Furthermore, as Sony Ericsson and Sony BMG report their results on a calendar year basis, the operating results presented below have been adjusted according to Sony’s fiscal year.

Sony Ericsson recorded sales for the one year period ended March 31, 2005 of Euro 6,475 million, representing a Euro 1,269 million or 24% increase compared to the same period of the previous year. Income before taxes was Euro 460 million, a Euro 380 million increase compared to the same period of the previous year, and net income of Euro 267 million was recorded, a Euro 167 million increase compared to the same period of the previous year. Sony Ericsson experienced a strong year led by consumer demand for mid and high-end GSM models. As a result, equity in net income of ¥17.4 billion ($163 million) was recorded by Sony.

Sony BMG recorded sales revenue of $3,258 million, loss before income taxes of $53 million, and a net loss of $66 million during the period that the venture began operations on August 1, 2004 through the end of Sony’s fiscal year. Loss before income taxes includes $290 million of restructuring charges. As a result, equity in net loss of ¥3.4 billion ($32 million) was recorded by Sony.

Cash Flow

The following charts show Sony’s unaudited condensed statements of cash flows on a consolidated basis for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements.

■ Cash Flow — Consolidated (excluding Financial Services segment)	Year ended March 31

	Yen in billions		Change	Dollars in millions
Cash flow	2004	2005	2005/2004	2005

- From operating activities	¥401.1	¥485.4	¥ +84.3	$4,537
- From investing activities	(352.5)	(472.1)	-119.6	(4,412)
- From financing activities	153.8	(95.4)	-249.1	(892)
Cash and cash equivalents at beginning of the fiscal year	438.5	592.9	+154.4	5,541
Cash and cash equivalents at end of the fiscal year	592.9	519.7	-73.2	4,857

Operating Activities: During the fiscal year ended March 31, 2005, although there was an increase in notes and accounts receivable, trade mainly within the Game segment, in addition to the recording of net income, excluding depreciation and amortization primarily within the Pictures and Game segments, there was a decrease in inventory within the Electronics and Game segments and an increase in notes and accounts payable, trade, within the Game segment.

Investing Activities: During the fiscal year ended March 31, 2005, Sony made significant capital investments in semiconductors, particularly the advanced microprocessor “Cell,” as well as investments associated with the amorphous TFT LCD panel manufacturing joint venture (S-LCD Corporation) established with Samsung Electronics Co., Ltd.

As a result, cash flow from operating activities exceeded cash flow from investing activities by ¥13.3 billion ($125 million).

Financing Activities: During the fiscal year ended March 31, 2005, Sony redeemed a portion of its long-term debt. In addition, of the ¥300.0 billion of convertible bonds due on March 31, 2005, ¥5.0 billion were redeemed on the maturity date with the remainder being converted into common stock.

Cash and Cash Equivalents: The total balance of cash and cash equivalents, accounting for the effect of foreign currency exchange rate fluctuations, was ¥519.7 billion ($4,857 million) as of March 31, 2005, a decrease of ¥73.2 billion compared to March 31, 2004.

■ Cash Flow — Financial Services segment	Year ended March 31

	Yen in billions		Change	Dollars in millions
Cash flow	2004	2005	2005/2004	2005

- From operating activities	¥241.6	¥168.1	¥-73.5	$1,571
- From investing activities	(401.6)	(421.4)	-19.8	(3,938)
- From financing activities	141.7	256.4	+114.7	2,396
Cash and cash equivalents at beginning of the fiscal year	274.5	256.3	-18.2	2,395
Cash and cash equivalents at end of the fiscal year	256.3	259.4	+3.1	2,424

Operating Activities: The cash inflows from insurance premiums and other exceeded the related cash outflows, reflecting primarily an increase in insurance-in-force at Sony Life.

Investing Activities: Payments for investments and advances exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances primarily as a result of both investments in mainly Japanese fixed income securities resulting from an increase in insurance-in-force at Sony Life, and a housing loan campaign carried out at Sony Bank.

Financing Activities: In addition to the increase in policyholders’ accounts at Sony Life, deposits from customers in the banking business increased primarily due to an increase in the number of accounts.

Cash and Cash Equivalents: As a result of the above, the balance of cash and cash equivalents was ¥259.4 billion ($2,424 million) as of March 31, 2005, which was an increase of ¥3.1 billion compared to March 31, 2004.

Notes

Note	I:	During the fiscal year ended March 31, 2005, the average value of the yen was ¥106.5 against the U.S. dollar and ¥133.7 against the Euro, which was 5.2% higher against the U.S. dollar and 1.9% lower against the Euro, compared with the average rates for the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating income obtained by applying the yen’s average exchange rate in the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the fiscal year. Local currency basis results are not reflected in Sony’s financial statements and are not measures conforming with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note	II:	“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income” in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Note	lll:	In the third quarter ended December 31, 2004, Sony adopted Emerging Issues Task Force (“EITF”) Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.” As a result of adopting EITF Issue No. 04-8, diluted earnings per share of net income for the fiscal year ended March 31, 2004 have been restated (see Note 2 on page 31 regarding EITF Issue No. 04-8).

Business Segment Information	Year ended March 31

	Yen in millions		Percent change	Dollars in millions
	2004	2005	2005/2004	2005

Sales and operating revenue:
Electronics –
Customers	¥4,838,268	¥4,786,236	-1.1%	$44,731
Intersegment	204,051	235,411		2,200

Total	5,042,319	5,021,647	-0.4	46,931
Game –
Customers	753,732	702,524	-6.8	6,566
Intersegment	26,488	27,230		255

Total	780,220	729,754	-6.5	6,821
Music –
Customers	409,487	216,779	-47.1	2,026
Intersegment	30,819	32,326		302

Total	440,306	249,105	-43.4	2,328
Pictures –
Customers	756,370	733,677	-3.0	6,857
Intersegment	0	0		0

Total	756,370	733,677	-3.0	6,857
Financial Services –
Customers	565,752	537,715	-5.0	5,025
Intersegment	27,792	22,842		213

Total	593,544	560,557	-5.6	5,238
Other –
Customers	172,782	182,685	+5.7	1,707
Intersegment	95,535	71,742		671

Total	268,317	254,427	-5.2	2,378
Elimination	(384,685)	(389,551)	—	(3,641)

Consolidated total	¥7,496,391	¥7,159,616	-4.5%	$66,912

Electronics intersegment amounts primarily consist of transactions with the Game and Pictures segments.
Game intersegment amounts primarily consist of transactions with the Electronics segment.
Music intersegment amounts primarily consist of transactions with the Game segment.
Other intersegment amounts primarily consist of transactions with the Electronics segment.

Year ended March 31

	Yen in millions		Percent change	Dollars in millions
	2004	2005	2005/2004	2005

Operating income (loss):
Electronics	¥(6,824)	¥(34,305)	—	$(321)
Game	67,578	43,170	-36.1%	404
Music	(5,997)	8,783	—	82
Pictures	35,230	63,899	+81.4	597
Financial Services	55,161	55,490	+0.6	519
Other	(12,054)	(4,077)	—	(38)

Total	133,094	132,960	-0.1	1,243

Unallocated corporate expenses and elimination	(34,192)	(19,041)	—	(178)

Consolidated total	¥98,902	¥113,919	+15.2%	$1,065

Commencing April 1, 2004, Sony has partly realigned its business segment configuration. Results of the previous year have been reclassified to conform to the presentations for the current year (See Notes 25 on page 95).

Electronics Sales and Operating Revenue to Customers by Product Category

Year ended March 31

	Yen in millions		Percent change	Dollars in millions
	2004	2005	2005/2004	2005

Sales and operating revenue:
Audio	¥675,496	¥571,864	-15.3%	$5,345
Video	949,261	1,034,736	+9.0	9,670
Televisions	925,501	957,122	+3.4	8,945
Information and Communications	834,757	778,374	-6.8	7,275
Semiconductors	253,237	246,314	-2.7	2,302
Components	623,799	619,477	-0.7	5,789
Other	576,217	578,349	+0.4	5,405

Total	¥4,838,268	¥4,786,236	-1.1%	$44,731

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on page 12. The Electronics segment is managed as a single operating segment by Sony’s management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment. In addition, commencing April 1, 2004, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous year have been restated. (See Note 25 on page 95)

Geographic Segment Information	Year ended March 31

	Yen in millions		Percent change	Dollars in millions
	2004	2005	2005/2004	2005

Sales and operating revenue:
Japan	¥2,220,747	¥2,100,793	-5.4%	$19,634
United States	2,121,110	1,977,310	-6.8	18,479
Europe	1,765,053	1,612,536	-8.6	15,070
Other Areas	1,389,481	1,468,977	+5.7	13,729

Total	¥7,496,391	¥7,159,616	-4.5%	$66,912

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Condensed Financial Services Financial Statements (Unaudited)

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.

Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

■ Condensed statements of income

     Financial Services

	Yen in millions		Percent change	Dollars in millions
Year ended March 31	2004	2005	2005/2004	2005

Financial service revenue	¥593,544	¥560,557	-5.6%	$5,238
Financial service expenses	538,383	505,067	-6.2	4,719

Operating income	55,161	55,490	+0.6	519
Other income (expenses), net	1,958	10,204	+421.1	95

Income before income taxes	57,119	65,694	+15.0	614
Income taxes and other	22,975	25,698	+11.9	240

Income before cumulative effect of an accounting change	34,144	39,996	+17.1	374
Cumulative effect of an accounting change	—	(4,713)	—	(44)

Net income	¥34,144	¥35,283	+3.3%	$330

      Sony without Financial Services

	Yen in millions		Percent change	Dollars in millions
Year ended March 31	2004	2005	2005/2004	2005

Net sales and operating revenue	¥6,939,964	¥6,632,728	-4.4%	$61,988
Costs and expenses	6,896,377	6,575,354	-4.7	61,452

Operating income	43,587	57,374	+31.6	536
Other income (expenses), net	52,746	40,639	-23.0	380

Income before income taxes	96,333	98,013	+1.7	916
Income taxes and other	30,916	(37,043)	—	(346)

Income before cumulative effect of an accounting change	65,417	135,056	+106.5	1,262
Cumulative effect of an accounting change	(2,117)	—	—	—

Net income	¥63,300	¥135,056	+113.4%	$1,262

      Consolidated

	Yen in millions		Percent change	Dollars in millions
Year ended March 31	2004	2005	2005/2004	2005

Financial service revenue	¥565,752	¥537,715	-5.0%	$5,025
Net sales and operating revenue	6,930,639	6,621,901	-4.5	61,887

	7,496,391	7,159,616	-4.5	66,912
Costs and expenses	7,397,489	7,045,697	-4.8	65,847

Operating income	98,902	113,919	+15.2	1,065
Other income (expenses), net	45,165	43,288	-4.2	404

Income before income taxes	144,067	157,207	+9.1	1,469
Income taxes and other	53,439	(11,344)	—	(106)

Income before cumulative effect of an accounting change	90,628	168,551	+86.0	1,575
Cumulative effect of an accounting change	(2,117)	(4,713)	—	(44)

Net income	¥88,511	¥163,838	+85.1%	$1,531

■ Condensed balance sheets

      Financial Services

	Yen in millions		Dollars in millions
March 31	2004	2005	2005

ASSETS
Current assets:
Cash and cash equivalents	¥256,316	¥259,371	$2,424
Marketable securities	270,676	456,130	4,263
Notes and accounts receivable, trade	72,273	77,023	720
Other	100,433	197,667	1,847

	699,698	990,191	9,254

Investments and advances	2,274,510	2,378,966	22,233
Property, plant and equipment	40,833	38,551	360
Other assets:
Deferred insurance acquisition costs	349,194	374,805	3,503
Other	110,804	103,004	963

	459,998	477,809	4,466

	¥3,475,039	¥3,885,517	$36,313

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥86,748	¥45,358	$424
Notes and accounts payable, trade	7,847	7,099	66
Deposits from customers in the banking business	378,851	546,718	5,110
Other	175,357	109,438	1,023

	648,803	708,613	6,623

Long-term liabilities:
Long-term debt	135,811	135,750	1,269
Accrued pension and severance costs	10,183	14,362	134
Future insurance policy benefits and other	2,178,626	2,464,295	23,031
Other	126,349	142,272	1,329

	2,450,969	2,756,679	25,763

Minority interest in consolidated subsidiaries	—	5,476	51
Stockholders’ equity	375,267	414,749	3,876

	¥3,475,039	¥3,885,517	$36,313

      Sony without Financial Services

	Yen in millions		Dollars in millions
March 31	2004	2005	2005

ASSETS
Current assets:
Cash and cash equivalents	¥592,895	¥519,732	$4,857
Marketable securities	4,072	4,072	38
Notes and accounts receivable, trade	943,590	952,692	8,904
Other	1,151,879	1,116,353	10,433

	2,692,436	2,592,849	24,232

Film costs	256,740	278,961	2,607
Investments and advances	358,629	445,446	4,163
Investments in Financial Services, at cost	176,905	187,400	1,751
Property, plant and equipment	1,324,211	1,333,848	12,466
Other assets	1,251,901	1,189,398	11,117

	¥6,060,822	¥6,027,902	$56,336

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥409,766	¥204,027	$1,907
Notes and accounts payable, trade	773,221	801,252	7,488
Other	1,190,563	1,132,201	10,581

	2,373,550	2,137,480	19,976

Long-term liabilities:
Long-term debt	775,233	627,367	5,863
Accrued pension and severance costs	358,199	338,040	3,159
Other	348,946	263,520	2,464

	1,482,378	1,228,927	11,486

Minority interest in consolidated subsidiaries	17,554	18,471	173
Stockholders’ equity	2,187,340	2,643,024	24,701

	¥6,060,822	¥6,027,902	$56,336

Consolidated

	Yen in millions		Dollars in millions
March 31	2004	2005	2005

ASSETS
Current assets:
Cash and cash equivalents	¥849,211	¥779,103	$7,281
Marketable securities	274,748	460,202	4,301
Notes and accounts receivable, trade	1,011,189	1,025,362	9,583
Other	1,228,207	1,291,504	12,070

	3,363,355	3,556,171	33,235

Film costs	256,740	278,961	2,607
Investments and advances	2,512,950	2,745,689	25,661
Property, plant and equipment	1,365,044	1,372,399	12,826
Other assets:
Deferred insurance acquisition costs	349,194	374,805	3,503
Other	1,243,379	1,171,075	10,945

	1,592,573	1,545,880	14,448

	¥9,090,662	¥9,499,100	$88,777

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥475,017	¥230,266	$2,152
Notes and accounts payable, trade	778,773	806,044	7,533
Deposits from customers in the banking business	378,851	546,718	5,110
Other	1,349,574	1,226,340	11,461

	2,982,215	2,809,368	26,256

Long-term liabilities:
Long-term debt	777,649	678,992	6,346
Accrued pension and severance costs	368,382	352,402	3,293
Future insurance policy benefits and other	2,178,626	2,464,295	23,031
Other	382,930	299,858	2,802

	3,707,587	3,795,547	35,472
Minority interest in consolidated subsidiaries	22,858	23,847	223
Stockholders’ equity	2,378,002	2,870,338	26,826

	¥9,090,662	¥9,499,100	$88,777

■ Condensed statements of cash flows

      Financial Services

	Yen in millions		Dollars in millions
Year ended March 31	2004	2005	2005

Net cash provided by operating activities	¥241,627	¥168,078	$1,571
Net cash used in investing activities	(401,550)	(421,384)	(3,938)
Net cash provided by financing activities	141,696	256,361	2,396

Net increase (decrease) in cash and cash equivalents	(18,227)	3,055	29
Cash and cash equivalents at beginning of the fiscal year	274,543	256,316	2,395

Cash and cash equivalents at end of the fiscal year	¥256,316	¥259,371	$2,424

      Sony without Financial Services

	Yen in millions		Dollars in millions
Year ended March 31	2004	2005	2005

Net cash provided by operating activities	¥401,090	¥485,439	$4,537
Net cash used in investing activities	(352,496)	(472,119)	(4,412)
Net cash provided by (used in) financing activities	153,759	(95,373)	(892)
Effect of exchange rate changes on cash and cash equivalents	(47,973)	8,890	83

Net increase (decrease) in cash and cash equivalents	154,380	(73,163)	(684)
Cash and cash equivalents at beginning of the fiscal year	438,515	592,895	5,541

Cash and cash equivalents at end of the fiscal year	¥592,895	¥519,732	$4,857

Consolidated

	Yen in millions		Dollars in millions
Year ended March 31	2004	2005	2005

Net cash provided by operating activities	¥632,635	¥646,997	$6,047
Net cash used in investing activities	(761,792)	(931,172)	(8,703)
Net cash provided by financing activities	313,283	205,177	1,918
Effect of exchange rate changes on cash and cash equivalents	(47,973)	8,890	83

Net increase (decrease) in cash and cash equivalents	136,153	(70,108)	(655)
Cash and cash equivalents at beginning of the fiscal year	713,058	849,211	7,936

Cash and cash equivalents at end of the fiscal year	¥849,211	¥779,103	$7,281

Five-Year Summary of Selected Financial Data

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

						Dollars in
	Yen in millions					millions except
	except per share amounts					per share amounts
	2001	2002	2003	2004	2005	2005

FOR THE YEAR
Sales and operating revenue	¥7,314,824	¥7,578,258	¥7,473,633	¥7,496,391	¥7,159,616	$66,912
Operating income	225,346	134,631	185,440	98,902	113,919	1,065
Income before income taxes	265,868	92,775	247,621	144,067	157,207	1,469
Income taxes	115,534	65,211	80,831	52,774	16,044	150
Income before cumulative effect of accounting changes	121,227	9,332	115,519	90,628	168,551	1,575
Net income	16,754	15,310	115,519	88,511	163,838	1,531

Per share data:
Common stock
Income before cumulative effect of accounting changes
– Basic	¥132.64	¥10.21	¥125.74	¥98.26	¥180.96	$1.69
– Diluted	124.36	10.18	118.21	89.03	162.59	1.52
Net income
– Basic	18.33	16.72	125.74	95.97	175.90	1.64
– Diluted	19.28	16.67	118.21	87.00	158.07	1.48
Cash dividends	25.00	25.00	25.00	25.00	25.00	0.23
Subsidiary tracking stock
Net income (loss)
– Basic	—	(15.87)	(41.98)	(41.80)	17.21	0.16
Cash dividends	—	—	—	—	—	—

Depreciation and amortization*	¥348,268	¥354,135	¥351,925	¥366,269	¥372,865	$3,485
Capital expenditures (additions to property, plant and equipment)	465,209	326,734	261,241	378,264	356,818	3,335
Research and development expenses	416,708	433,214	443,128	514,483	502,008	4,692

AT YEAR-END
Net working capital	¥830,734	¥778,716	¥719,166	¥381,140	746,803	6,979
Stockholders’ equity	2,315,453	2,370,410	2,280,895	2,378,002	2,870,338	26,826
Stockholders’ equity per share attributable to common stock	¥2,521.19	¥2,570.31	¥2,466.81	¥2,563.67	¥2,872.21	$26.84
Total assets	¥7,827,966	¥8,185,795	¥8,370,545	¥9,090,662	¥9,499,100	$88,777

Number of shares issued at year-end (thousands of shares)
Common stock	919,617	919,744	922,385	923,950	996,092
Subsidiary tracking stock	—	3,072	3,072	3,072	3,072

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Notes:	1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥107 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2005.

	2.	In July 2003, AcSEC issued Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony’s operating income decreased by ¥5,156 million ($48 million) for the year ended March 31, 2005. Additionally, on April 1, 2004, Sony recognized ¥4,713 million ($44 million) of loss (net of income taxes of ¥2,675 million) as a cumulative effect of an accounting change. In addition, the separate account assets, which are defined by insurance business law in Japan and were previously included in “Securities investments and other” on the consolidated balance sheet, were excluded from the category of separate accounts under the provision of SOP 03-1. Accordingly, the assets previously treated as separate account assets are now treated within general account assets.

	3.	In July 2004, the EITF issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. In accordance with FAS No.128, Sony had not previously included in the computation of diluted earnings per share (“EPS”) the number of potential shares of common stock issuable upon the conversion of contingently convertible debt instruments (“Co-Cos”) that have not met the conditions to exercise associated the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of shares of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise such rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and its net income for the year ended March 31, 2004 were restated respectively. Sony’s diluted EPS of income before cumulative effect of an accounting change and its net income for the year ended March 31, 2005 were decreased by ¥7.26 ($0.07) and ¥7.06 ($0.07), respectively, compared to those before the adoption of EITF Issue No. 04-8.

4.	In January 2003, the FASB issued FIN No.46, “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletins (“ARB”) No.51”, and the revised FIN No.46 was issued in December 2003. This interpretation addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). Sony adopted FIN No.46 on July 1, 2003. As a result of the adoption of FIN No.46, Sony recognized ¥2,117 million of loss as the cumulative effect of an accounting change. Additionally, Sony’s assets and liabilities increased by ¥96,776 million and ¥97,950 million, respectively, including cash and cash equivalents of ¥1,521 million.

5.	On April 1, 2001, Sony adopted FAS No.133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an Amendment of FASB Statement No.133”. As a result, Sony’s operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by ¥3,007 million, ¥3,441 million and ¥2,167 million, respectively. Additionally, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1,089 million in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥5,978 million in the cumulative effect of accounting changes in the consolidated statement of income. In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. Sony adopted FAS No. 149 on July 1, 2003. The adoption of FAS No. 149 did not have an impact on Sony’s results of operations and financial position.

6.	In July 2001, the FASB issued FAS No. 142, “Goodwill and Other Intangible Assets”. Sony adopted FAS No. 142 retroactive to April 1, 2001. As a result, Sony’s operating income and income before income taxes for the year ended March 31, 2002 increased by ¥20,114 million and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by ¥18,932 million.

Consolidated Balance Sheets

Sony Corporation and Consolidated Subsidiaries - March 31

			Dollars in millions
	Yen in millions		(Note 3)
	2004	2005	2005

ASSETS
Current assets:
Cash and cash equivalents	¥849,211	¥779,103	$7,281
Time deposits	4,662	1,492	14
Marketable securities (Notes 8 and 12)	274,748	460,202	4,301
Notes and accounts receivable, trade (Notes 6 and 7)	1,123,863	1,113,071	10,403
Allowance for doubtful accounts and sales returns	(112,674)	(87,709)	(820)
Inventories (Note 4)	666,507	631,349	5,900
Deferred income taxes (Note 21)	125,532	141,154	1,319
Prepaid expenses and other current assets	431,506	517,509	4,837

Total current assets	3,363,355	3,556,171	33,235

Film costs (Note 5)	256,740	278,961	2,607

Investments and advances:
Affiliated companies (Note 6)	86,253	252,905	2,364
Securities investments and other (Notes 8, 11 and 12)	2,426,697	2,492,784	23,297

	2,512,950	2,745,689	25,661

Property, plant and equipment (Notes 9 and 12):
Land	189,785	182,900	1,709
Buildings	930,983	925,796	8,652
Machinery and equipment	2,053,085	2,192,038	20,486
Construction in progress	98,480	92,611	866

	3,272,333	3,393,345	31,713
Less – Accumulated depreciation	1,907,289	2,020,946	18,887

	1,365,044	1,372,399	12,826

Other assets:
Intangibles, net (Notes 10 and 15)	248,010	187,024	1,748
Goodwill (Note 10)	277,870	283,923	2,653
Deferred insurance acquisition costs (Note 11)	349,194	374,805	3,503
Deferred income taxes (Note 21)	203,203	240,396	2,247
Other	514,296	459,732	4,297

	1,592,573	1,545,880	14,448

	¥9,090,662	¥9,499,100	$88,777

(Continued on following page.)

			Dollars in millions
	Yen in millions		(Note 3)
	2004	2005	2005

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 12)	¥91,260	¥63,396	$592
Current portion of long-term debt (Notes 9, 12 and 14)	383,757	166,870	1,560
Notes and accounts payable, trade (Note 6)	778,773	806,044	7,533
Accounts payable, other and accrued expenses (Notes 5 and 15)	812,175	746,466	6,976
Accrued income and other taxes	57,913	55,651	520
Deposits from customers in the banking business (Note 13)	378,851	546,718	5,110
Other (Notes 21 and 24)	479,486	424,223	3,965

Total current liabilities	2,982,215	2,809,368	26,256

Long-term liabilities:
Long-term debt (Notes 9, 12 and 14)	777,649	678,992	6,346
Accrued pension and severance costs (Note 15)	368,382	352,402	3,293
Deferred income taxes (Note 21)	96,193	72,227	675
Future insurance policy benefits and other (Note 11)	2,178,626	2,464,295	23,031
Other	286,737	227,631	2,127

	3,707,587	3,795,547	35,472

Minority interest in consolidated subsidiaries	22,858	23,847	223

Stockholders’ equity (Note 16):
Subsidiary tracking stock, no par value –
Authorized 100,000,000 shares, outstanding 3,072,000 shares	3,917	3,917	36
Common stock, no par value –
2004–Authorized 3,500,000,000 shares, outstanding 926,418,280 shares	476,350
2005–Authorized 3,500,000,000 shares, outstanding 997,211,213 shares		617,792	5,774

Additional paid-in capital	992,817	1,134,222	10,600
Retained earnings	1,367,060	1,506,082	14,076
Accumulated other comprehensive income –
Unrealized gains on securities (Note 8)	69,950	62,669	586
Unrealized losses on derivative instruments (Note 14)	(600)	(2,490)	(23)
Minimum pension liability adjustment (Note 15)	(89,261)	(90,030)	(841)
Foreign currency translation adjustments	(430,048)	(355,824)	(3,326)

	(449,959)	(385,675)	(3,604)

Treasury stock, at cost
Subsidiary tracking stock
(2004 – 0 shares, 2005 – 32 shares)	—	(0)	(0)
Common stock
(2004 – 2,468,258 shares, 2005 – 1,118,984 shares)	(12,183)	(6,000)	(56)

	2,378,002	2,870,338	26,826

Commitments and contingent liabilities (Notes 9 and 24)
	¥9,090,662	¥9,499,100	$88,777

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income
Sony Corporation and Consolidated Subsidiaries - Year ended March 31

				Dollars in millions
	Yen in millions			(Note 3)
	2003	2004	2005	2005

Sales and operating revenue:
Net sales (Note 6)	¥6,916,042	¥6,883,478	¥6,565,010	$61,355
Financial service revenue	509,398	565,752	537,715	5,025
Other operating revenue	48,193	47,161	56,891	532

	7,473,633	7,496,391	7,159,616	66,912

Costs and expenses:
Cost of sales (Notes 18 and 19)	4,979,421	5,058,205	5,000,112	46,730
Selling, general and administrative (Notes 17, 18 and 19)	1,782,367	1,798,239	1,535,015	14,346
Financial service expenses	486,464	505,550	482,576	4,510
Loss on sale, disposal or impairment of assets, net (Notes 10 and 18)	39,941	35,495	27,994	261

	7,288,193	7,397,489	7,045,697	65,847

Operating income	185,440	98,902	113,919	1,065

Other income:
Interest and dividends (Note 6)	14,441	18,756	14,708	137
Royalty income	32,375	34,244	31,709	296
Foreign exchange gain, net	1,928	18,059	—	—
Gain on sale of securities investments, net (Notes 6 and 8)	72,552	11,774	5,437	51
Gain on change in interest in subsidiaries and equity investees (Note 20)	—	4,870	16,322	153
Other	36,232	34,587	29,447	275

	157,528	122,290	97,623	912

Other expenses:
Interest	27,314	27,849	24,578	230
Loss on devaluation of securities investments	23,198	16,481	3,715	35
Foreign exchange loss, net	—	—	524	5
Other	44,835	32,795	25,518	238

	95,347	77,125	54,335	508

Income before income taxes	247,621	144,067	157,207	1,469

Income taxes (Note 21):
Current	178,847	87,219	85,510	799
Deferred	(98,016)	(34,445)	(69,466)	(649)

	80,831	52,774	16,044	150

Income before minority interest, equity in net income (loss) of affiliated companies and cumulative effect of an accounting change	166,790	91,293	141,163	1,319
Minority interest in income of consolidated subsidiaries	6,581	2,379	1,651	15
Equity in net income (loss) of affiliated companies (Note 6)	(44,690)	1,714	29,039	271

Income before cumulative effect of an accounting change	115,519	90,628	168,551	1,575

Cumulative effect of an accounting change (2004: Net of income taxes of ¥0 million 2005: Net of income taxes of ¥2,675 million) (Note 2)	—	(2,117)	(4,713)	(44)

Net income	¥115,519	¥88,511	¥163,838	$1,531

(Continued on following page.)

				Dollars
	Yen			(Note 3)
	2003	2004	2005	2005

Per share data (Note 22):
Common stock
Income before cumulative effect of an accounting change
– Basic	¥125.74	¥98.26	¥180.96	$1.69
– Diluted	118.21	89.03	162.59	1.52
Cumulative effect of an accounting change
– Basic	—	(2.29)	(5.06)	(0.05)
– Diluted	—	(2.03)	(4.52)	(0.04)
Net income
– Basic	125.74	95.97	175.90	1.64
– Diluted	118.21	87.00	158.07	1.48
Cash dividends	25.00	25.00	25.00	0.23

Subsidiary tracking stock (Note 16)
Net income (loss)
– Basic	(41.98)	(41.80)	17.21	0.16

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

				Dollars in millions
	Yen in millions			(Note 3)
	2003	2004	2005	2005

Cash flows from operating activities:
Net income	¥115,519	¥88,511	¥163,838	$1,531
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	351,925	366,269	372,865	3,485
Amortization of film costs	312,054	305,786	276,320	2,582
Accrual for pension and severance costs, less payments	37,858	35,562	22,837	214
Loss on sale, disposal or impairment of assets, net (Notes 10 and 18)	39,941	35,495	27,994	261
Gain on sale or loss on devaluation of securities investments, net (Notes 6 and 8)	(49,354)	4,707	(1,722)	(16)
Gain on change in interest in subsidiaries and equity investees (Note 20)	—	(4,870)	(16,322)	(153)
Deferred income taxes (Note 21)	(98,016)	(34,445)	(69,466)	(649)
Equity in net (income) losses of affiliated companies, net of dividends	46,692	1,732	(15,648)	(146)
Cumulative effect of an accounting change (Note 2)	—	2,117	4,713	44
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	174,679	(63,010)	(22,056)	(206)
(Increase) decrease in inventories	36,039	(78,656)	34,128	319
Increase in film costs	(317,953)	(299,843)	(294,272)	(2,750)
Increase (decrease) in notes and accounts payable, trade	(58,384)	93,950	31,473	294
Increase (decrease) in accrued income and other taxes	14,637	(46,067)	3	0
Increase in future insurance policy benefits and other	233,992	264,216	144,143	1,347
Increase in deferred insurance acquisition costs	(66,091)	(71,219)	(65,051)	(608)
(Increase) decrease in marketable securities held in the financial service business for trading purpose	—	369	(28,524)	(266)
(Increase) decrease in other current assets	29,095	(34,991)	(29,699)	(278)
Increase in other current liabilities	26,205	44,772	46,545	435
Other	24,950	22,250	64,898	607

Net cash provided by operating activities	¥853,788	¥632,635	¥646,997	$6,047

(Continued on following page.)

				Dollars in millions
	Yen in millions			(Note 3)
	2003	2004	2005	2005

Cash flows from investing activities:
Payments for purchases of fixed assets	¥(275,285)	¥(427,344)	¥(453,445)	$(4,238)
Proceeds from sales of fixed assets	25,711	33,987	34,184	319
Payments for investments and advances by financial service business	(1,012,508)	(1,167,945)	(1,309,092)	(12,235)
Payments for investments and advances (other than financial service business)	(123,839)	(33,329)	(158,151)	(1,478)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	529,395	791,188	923,593	8,632
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	148,977	35,521	25,849	242
Other	1,124	6,130	5,890	55

Net cash used in investing activities	(706,425)	(761,792)	(931,172)	(8,703)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	12,323	267,864	57,232	535
Payments of long-term debt	(238,144)	(32,042)	(94,862)	(887)
Increase (decrease) in short-term borrowings	(7,970)	(57,708)	11,397	107
Increase in deposits from customers in the financial service business (Note 13)	142,023	129,874	294,352	2,751
Increase (decrease) in call money and bills sold in the banking business (Note 12)	24,700	30,300	(40,400)	(377)
Dividends paid	(22,871)	(23,106)	(22,978)	(215)
Other	(3,195)	(1,899)	436	4

Net cash provided by (used in) financing activities	(93,134)	313,283	205,177	1,918

Effect of exchange rate changes on cash and cash equivalents	(24,971)	(47,973)	8,890	83

Net increase (decrease) in cash and cash equivalents	29,258	136,153	(70,108)	(655)
Cash and cash equivalents at beginning of the fiscal year	683,800	713,058	849,211	7,936

Cash and cash equivalents at end of the fiscal year	¥713,058	¥849,211	¥779,103	$7,281

Supplemental data:
Cash paid during the year for –
Income taxes	¥171,531	¥114,781	¥65,477	$612
Interest	22,216	22,571	18,187	170

Non-cash investing and financing activities –
Conversion of convertible bonds	¥344	¥7,977	¥282,744	$2,641
Obtaining assets by entering into capital lease	9,034	18,298	19,049	178
Contribution of Net assets into the Joint Venture with Bertelsmann AG (Note 6)	–	–	9,402	88

The accompanying notes are an integral part of these statements..

Consolidated Statements of Changes in Stockholders’ Equity

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

	Yen in millions
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2002	¥3,917	¥472,189	¥968,223	¥1,209,262	¥(275,593)	¥(7,588)	¥2,370,410
Conversion of convertible bonds		172	172				344
Stock issued under exchange offering (Note 16)			15,791				15,791

Comprehensive income:
Net income				115,519			115,519
Other comprehensive income, net of tax (Note 16) –
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period					(9,627)		(9,627)
Less: Reclassification adjustment for gains or losses included in net income					4,288		4,288
Unrealized losses on derivative instruments:
Unrealized holding gains or losses arising during the period					(4,477)		(4,477)
Less: Reclassification adjustment for gains or losses included in net income					395		395
Minimum pension liability adjustment					(110,636)		(110,636)
Foreign currency translation adjustments:
Translation adjustments arising during the period					(83,993)		(83,993)
Less: Reclassification adjustment for losses included in net income					7,665		7,665

Total comprehensive income							(80,866)

Stock issue costs, net of tax				(19)			(19)
Dividends declared				(23,022)			(23,022)
Purchase of treasury stock						(1,817)	(1,817)
Reissuance of treasury stock			10			64	74

Balance at March 31, 2003	¥3,917	¥472,361	¥984,196	¥1,301,740	¥(471,978)	¥(9,341)	¥2,280,895

(Continued on following page.)

	Yen in millions
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2003	¥3,917	¥472,361	¥984,196	¥1,301,740	¥(471,978)	¥(9,341)	¥2,280,895
Conversion of convertible bonds		3,989	3,988				7,977
Stock issued under exchange offering (Note 16)			5,409				5,409

Comprehensive income:
Net income				88,511			88,511
Other comprehensive income, net of tax (Note 16)
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period					57,971		57,971
Less: Reclassification adjustment for gains or losses included in net income					(5,679)		(5,679)
Unrealized losses on derivative instruments:
Unrealized holding gains or losses arising during the period					7,537		7,537
Less: Reclassification adjustment for gains or losses included in net income					(3,344)		(3,344)
Minimum pension liability adjustment					93,415		93,415
Foreign currency translation adjustments :
Translation adjustments arising during the period					(129,113)		(129,113)
Less: Reclassification adjustment for losses included in net income					1,232		1,232

Total comprehensive income							110,530

Stock issue costs, net of tax				(53)			(53)
Dividends declared				(23,138)			(23,138)
Purchase of treasury stock						(8,523)	(8,523)
Reissuance of treasury stock			(776)			5,681	4,905

Balance at March 31, 2004	¥3,917	¥476,350	¥992,817	¥1,367,060	¥(449,959)	¥(12,183)	¥2,378,002

(Continued on following page.)

	Yen in millions
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2004	¥3,917	¥476,350	¥992,817	¥1,367,060	¥(449,959)	¥(12,183)	¥2,378,002
Exercise of stock acquisition rights		52	53				105
Conversion of convertible bonds		141,390	141,354				282,744
Stock based compensation (Note 17)			340				340

Comprehensive income:
Net income				163,838			163,838
Other comprehensive income, net of tax (Note 16) -
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period					5,643		5,643
Less: Reclassification adjustment for gains or losses included in net income					(12,924)		(12,924)
Unrealized losses on derivative instruments:
Unrealized holding gains or losses arising during the period					(209)		(209)
Less: Reclassification adjustment for gains or losses included in net income					(1,681)		(1,681)
Minimum pension liability adjustment					(769)		(769)
Foreign currency translation adjustments:
Translation adjustments arising during the period					74,224		74,224

Total comprehensive income							228,122

Stock issue costs, net of tax				(541)			(541)
Dividends declared				(24,030)			(24,030)
Purchase of treasury stock						(416)	(416)
Reissuance of treasury stock			(342)	(245)		6,599	6,012

Balance at March 31, 2005	¥3,917	¥617,792	¥1,134,222	¥1,506,082	¥(385,675)	¥(6,000)	¥2,870,338

(Continued on following page.)

	Dollars in millions (Note 3)
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2004	$36	$4,452	$9,279	$12,776	$(4,205)	$(114)	$22,224
Exercise of stock acquisition rights		1	1				2
Conversion of convertible bonds		1,321	1,320				2,641
Stock based compensation (Note 17)			3				3

Comprehensive income:
Net income				1,531			1,531
Other comprehensive income, net of tax (Note 16) -
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period					53		53
Less: Reclassification adjustment for gains or losses included in net income					(121)		(121)
Unrealized losses on derivative instruments:
Unrealized holding gains or losses arising during the period					(2)		(2)
Less: Reclassification adjustment for gains or losses included in net income					(16)		(16)
Minimum pension liability adjustment					(7)		(7)
Foreign currency translation adjustments:
Translation adjustments arising during the period					694		694

Total comprehensive income							2,132

Stock issue costs, net of tax				(5)			(5)
Dividends declared				(224)			(224)
Purchase of treasury stock						(4)	(4)
Reissuance of treasury stock			(3)	(2)		62	57

Balance at March 31, 2005	$36	$5,774	$10,600	$14,076	$(3,604)	$(56)	$26,826

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1. Nature of operations

Sony Corporation and consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony’s principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video and television product. Sony is also engaged in the development, production, manufacture, and distribution of recorded music, in all commercial formats and music genres. Further, Sony is engaged in various financial service businesses including insurance operations through a Japanese life insurance subsidiary and non-life insurance subsidiaries, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations in Japan. In addition to the above, Sony is engaged in Internet-related businesses, an animation production and marketing business, an imported general merchandise retail business, an IC card business and an advertising agency business in Japan.

2. Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books of account.

(1)	Newly adopted accounting pronouncements:

Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts -

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued the Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony’s operating income decreased by ¥5,156 million ($48 million) for the year ended March 31, 2005. Additionally, on April 1, 2004, Sony recorded a ¥4,713 million ($44 million) charge (net of income taxes of ¥2,675 million) as a cumulative effect of an accounting change. In addition, the separate account assets, which are defined by insurance business law in Japan and were previously included in “Securities investments and other” in the consolidated balance sheet, were excluded from the category of separate accounts under the provision of SOP 03-1. Accordingly, the assets previously treated as separate account assets are now treated within general account assets.

The Effect of Contingently Convertible Instruments on Diluted Earnings per Share -

In July 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. In accordance with Statement of Financial Accounting Standards (‘‘FAS’’) No.128, ‘‘Earnings per Share’’, Sony had not previously included in the computation of diluted earnings per share (‘‘EPS’’) the number of potential common stock issuable upon the conversion of contingently convertible debt instruments (‘‘Co-Cos’’) that had not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the stock acquisition rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the year ended March 31, 2004 were restated respectively. Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the year ended March 31, 2005 were decreased by ¥7.26 ($0.07) and ¥7.06 ($0.07), respectively, compared to those before adopting EITF Issue No. 04-8.

Employers’ Disclosures about Pensions and Other Postretirement Benefits -

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“FAS No. 132(R)”), which revised FAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, an amendment of FAS No. 87, “Employers’ Accounting for Pensions”, FAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and FAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. FAS No. 132(R) revised employers’ disclosures about pension plans and other postretirement benefit plans. It did not change the measurement or recognition of those plans required by FAS No. 87, 88 and 106. While retaining the disclosure requirements of FAS No. 132, FAS No. 132(R) requires additional disclosures about assets, obligations and cash flows. The provisions of FAS No. 132(R) were generally effective for financial statements with fiscal years ending after December 15, 2003, excluding the disclosure of certain information about foreign plans. The information about foreign plans is effective for fiscal years ending after June 15, 2004. In accordance with FAS No. 132(R), Note 15, Pension and severance plans, has been expanded to include the new disclosures.

Consolidation of Variable Interest Entities -

In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51”. FIN No. 46 addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). Sony early adopted the provisions of FIN No. 46 on July 1, 2003. As a result of adopting the original FIN No. 46, Sony recognized a one-time charge with no tax effect of ¥2,117 million as a cumulative effect of accounting change in the consolidated statement of income, and Sony’s assets and liabilities increased by ¥95,255 million and ¥97,950 million, respectively. These increases were treated as non-cash transactions in the consolidated statement of cash flows. In addition, cash and cash equivalents increased by ¥1,521 million. See Note 23 for further discussion on the VIEs that are used by Sony.

      In December 2003, the FASB issued revised FIN No. 46 (“FIN No. 46R”), which replaced FIN No. 46. Sony early adopted the provisions of FIN No. 46R upon its issuance. The adoption of FIN No. 46R did not have an impact on Sony’s results of operations and financial position or impact the way Sony had previously accounted for VIEs.

(2)	Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method. Under the equity method, investments are stated at cost plus/minus Sony’s equity in undistributed earnings or losses. Consolidated net income includes Sony’s equity in current earnings or losses of such companies, after elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other than temporary, the investment is written down to its fair value.

     On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, where the sale of such shares is not part of a broader corporate reorganization and the reacquisition of such shares is not contemplated at the time of issuance, the resulting gains or losses arising from the change in interest are recorded in income for the year the change in interest transaction occurs. If the sale of such shares is part of a broader corporate reorganization, the reacquisition of such shares is contemplated at the time of issuance or realization of such gain is not reasonably assured (i.e., the entity is newly formed, non-operating, a research and development or start-up/development stage entity, or where the entity’s ability to continue in existence is in question), the transaction is accounted for as a capital transaction.

     The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

Use of estimates -

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income.

      Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting translation gains or losses are taken into income.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities -

Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value by a charge to income for other than temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

Equity securities in non-public companies -

Equity securities in non-public companies are carried at cost as fair value is not readily determinable. If the value of a non-public equity investment is estimated to have declined and such decline is judged to be other than temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined through the use of such methodologies as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Inventories -

Inventories in electronics, game and music as well as non-film inventories for pictures are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies in electronics which is determined on the “first-in, first-out” basis.

Film costs -

Film costs related to theatrical and television product (which includes direct production costs, production overhead and acquisition costs) are stated at the lower of unamortized cost or estimated fair value and classified as non-current assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current period actual revenues bear to the estimated remaining total lifetime revenues. These estimates are reviewed on a periodic basis.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is primarily computed on the declining-balance method for Sony Corporation and its Japanese subsidiaries, except for certain semiconductor manufacturing facilities whose depreciation is computed on the straight-line method, and on the straight-line method for its foreign subsidiaries at rates based on estimated useful lives of the assets, principally, ranging from 15 years up to 50 years for buildings and from 2 years up to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite life are not amortized and are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Fair value for those assets is generally determined using a discounted cash flow analysis.

      Intangible assets that are determined not to have an indefinite life mainly consist of artist contracts, music catalogs, acquired patent rights and software to be sold, leased or otherwise marketed. Artist contracts and music catalogs are amortized on a straight-line basis over a period of up to 40 years. Acquired patent rights and software to be sold, leased or otherwise marketed are amortized on a straight-line basis over 3 to 10 years.

Accounting for computer software to be sold -

Sony accounts for software development costs in accordance with FAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”.

      In the Electronics segment, costs related to establishing the technological feasibility of a software product are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized over the estimated economic life of the product, which is generally three years. Sony performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue.

      In the Game segment, technological feasibility of the underlying software is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established are not material, and accordingly, Sony expenses software development costs for the Game segment as incurred as a part of research and development in cost of sales.

Deferred insurance acquisition costs -

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commission, medical examination and inspection report fees. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.

Product warranty -

Sony provides for the estimated cost of product warranties at the time revenue is recognized by either product category group or individual product. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

      Certain subsidiaries in the Electronics segment offer extended warranty programs. The consideration received through extended warranty service is deferred and amortized on a straight-line basis over the term of the extended warranty.

Future insurance policy benefits -

Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions such as future investment yield, morbidity, mortality and withdrawals. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional long-duration life and annuity contracts.

Accounting for the impairment of long-lived assets -

Sony periodically reviews the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicated that the carrying amount may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the assets with their estimated undiscounted future cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during the period. The impairment loss would be calculated as the difference between asset carrying value and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell. Reductions in carrying value are recognized in the period in which the long-lived assets are classified as held for sale.

Derivative financial instruments -

All derivatives, including certain derivative financial instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

      In accordance with FAS No. 133, the derivative financial instruments held by Sony are classified and accounted as below.

Fair value hedges

Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

Cash flow hedges

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges under FAS No. 133 are recognized in current period earnings.

      Sony formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet or to the specific forecasted transaction. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting.

Stock-based compensation -

Sony applies Accounting Principle Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations in accounting for its stock-based compensation plans and follows the disclosure-only provisions of FAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123”. In accordance with APB No. 25, stock-based compensation cost is recognized in income based on the excess, if any, of the quoted market price of the common stock or subsidiary tracking stock of Sony Corporation at the grant date of the award or other measurement date over the stated exercise price of the award. As the exercise prices for Sony’s stock-based compensation plans are generally determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans is not significant. For awards that generate compensation expense as defined under APB No. 25, Sony calculates the amount of compensation expense and recognizes the expense over the vesting period of the award.

      The following table reflects the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123, “Accounting for Stock-Based Compensation”, to its stock-based compensation. See Note 17 for detailed assumptions.

				Dollars in
	Yen in millions			millions
				Year ended
	Year ended March 31			March 31,
	2003	2004	2005	2005
Income before cumulative effect of an accounting change allocated to common stock:
As reported	¥115,648	¥90,756	¥168,498	$1,575
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(7,008)	(6,334)	(4,690)	(44)

Pro forma	¥108,640	¥84,422	¥163,808	$1,531

Net income allocated to common stock:
As reported	¥115,648	¥88,639	¥163,785	$1,531
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(7,008)	(6,334)	(4,690)	(44)

Pro forma	¥108,640	¥82,305	¥159,095	$1,487

	Yen			Dollars
				Year ended
	Year ended March 31			March 31,
	2003	2004	2005	2005
Income before cumulative effect of an accounting change allocated to common stock:
-Basic EPS:
As reported	¥125.74	¥98.26	¥180.96	$1.69
Pro forma	118.12	91.40	175.92	1.64
-Diluted EPS:
As reported	¥118.21	¥89.03	¥162.59	$1.52
Pro forma	111.20	82.96	158.10	1.48

Net income allocated to common stock:
-Basic EPS:
As reported	¥125.74	¥95.97	¥175.90	$1.64
Pro forma	118.12	89.11	170.86	1.60
-Diluted EPS:
As reported	¥118.21	¥87.00	¥158.07	$1.48
Pro forma	111.20	80.94	153.58	1.44

     Net income and net income per share allocated to the subsidiary tracking stock would not be impacted if Sony had applied the fair value recognition provisions of FAS No. 123.

     As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the year ended March 31, 2004 were restated in the above table.

Free distribution of common stock -

On occasion, Sony Corporation may make a free distribution of common stock which is accounted for either by a transfer from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares in the common stock account.

      Under the Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors’ meeting.

      Free distribution of common stock is recorded in the consolidated financial statements only when it becomes effective, except for the calculation and presentation of per share amounts.

Stock issue costs -

Stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

Revenue recognition -

Revenues from electronics, game and music sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse.

      Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse. Revenues from the sale of home videocassettes and DVDs are recognized upon availability of sale to the public.

      Traditional life insurance policies that the life insurance subsidiary writes, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.

      Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits and other. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial service revenue. Property and casualty insurance policies that the non-life insurance subsidiary writes are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Accounting for consideration given to a customer or a reseller -

In accordance with EITF Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”, cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, is accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, can reasonably estimate the fair value of this benefit and receives documentation from the reseller to support the amounts spent. Any payments meeting these criteria are treated as selling, general and administrative expenses. For the years ended March 31, 2003, 2004 and 2005, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expense totaled ¥29,135 million, ¥30,338 million and ¥27,946 million ($261 million), respectively.

Cost of sales -

Costs classified as cost of sales relate to the producing and manufacturing of products and include such items as material cost, subcontractor cost, depreciation of fixed assets, personnel expenses, research and development costs, and amortization of film cost related to theatrical and television products.

Research and development costs -

Research and development costs are expensed as incurred.

Selling, general and administrative -

Costs classified as selling expense relate to the promoting and selling of products and include such items as advertising, promotion, shipping, and warranty expenses.

      General and administrative expenses include operating items such as officer’s salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.

      Selling, general and administrative expenses are expensed as incurred.

Financial service expenses -

Financial service expenses include a provision for policy reserves and amortization of deferred insurance acquisition cost, and all other operating costs such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries in the Financial Services segment.

Advertising costs -

Advertising costs are expensed when the advertisement or commercial appears in the selected media, except for advertising costs for acquiring new insurance policies which are deferred and amortized as part of insurance acquisition costs.

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are integral part of producing and distributing the film under SOP 00-2, “Accounting by Producers or Distributors of Films”. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. In addition, amounts paid by customers for shipping and handling costs are included in net sales.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Sony records a valuation allowances to reduce deferred tax assets to the amount that management believes is more likely than not to be realized. In assessing the likelihood of realization, Sony considers all currently available evidence for future years, both positive and negative, supplemented by information of historical results for each tax filling unit.

Net income per share -

Sony calculates and presents per share data separately for Sony’s common stock and for the subsidiary tracking stock, based on FAS No. 128. The holders of the subsidiary tracking stock have the right to participate in earnings, together with common stockholders. Accordingly, Sony calculates per share data by the “two-class” method based on FAS No. 128. Under this method, basic net income per share (“EPS”) for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period.

      The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends. As defined by Sony Corporation’s articles of incorporation, the amount distributable to the subsidiary tracking stock holders is based on the declared dividends of the targeted subsidiary, which may only be declared from the amounts available for dividends of the targeted subsidiary. The targeted subsidiary’s earnings available for dividends are, as stipulated by the Japanese Commercial Code, not including those of the targeted subsidiary’s subsidiaries. If the targeted subsidiary has accumulated losses, a change in accumulated losses is also allocated to the subsidiary tracking stock. The subsidiary tracking stock holders’ economic interest is calculated as the number of the subsidiary tracking stock outstanding (3,072,000 shares as of March 31, 2005) divided by the number of the targeted subsidiary’s common stock outstanding (235,520 shares as of March 31, 2005), subject to multiplying by the Standard Ratio (tracking stock : subsidiary’s common stock = 1 : 100, as defined in the articles of incorporation). The earnings allocated to the common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.

      The computation of diluted net income per common stock reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities including the conversion of Co-Cos regardless of whether the conditions to exercise the conversion rights have been met.

      There are no potentially dilutive securities for net income per subsidiary tracking stock, as tracking stock shares outstanding are increased upon potential subsidiary tracking stocks’ being exercised, which results in a proportionate increase in earnings allocated to the subsidiary tracking stock. However, they could have a dilutive effect on net income per common stock, as earnings allocated to the common stock would be decreased.

(3)	Recent Pronouncements:

Accounting for Stock-Based Compensation-

In December 2004, the FASB issued FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative to use the intrinsic value method prescribed by APB No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony has accounted for its employee stock-based compensation in accordance with the provisions prescribed by APB No. 25 and its related interpretations and has disclosed the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation as described above in (2) Significant accounting policies - Stock-based compensation. This statement shall be effective for fiscal years beginning after June 15, 2005, with early adoption during the fiscal years beginning after the date this statement is issued encouraged. The options for transition methods as prescribed in FAS No. 123(R) include either the modified prospective or the modified retrospective methods. Sony intends to adopt the modified prospective method of transition, which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered beginning with the first period of adoption. Sony is currently evaluating the impact of adopting this new pronouncement. However, Sony expects that the total expenses to be recorded in the future periods will be consistent with the pro forma information above in (2) Significant accounting policies - Stock-based compensation.

Inventory Costs -

In November 2004, the FASB issued FAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4”. This statement requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. This statement shall be effective for fiscal years beginning after June 15, 2005, with early adoption during the fiscal years beginning after the date this statement is issued encouraged. The adoption of FAS No. 151 is not expected to have a material impact on Sony’s results of operations and financial position.

Exchanges of Nonmonetary Assets -

In December 2004, the FASB issued FAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29”. This statement requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. This statement shall be effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005, with early adoption during the fiscal periods beginning after the date this statement is issued encouraged. Sony is currently evaluating the impact of adopting this new pronouncement.

(4)	Reclassifications:

Certain reclassifications of the financial statements for the years ended March 31, 2003 and 2004 have been made to conform to the presentation for the year ended March 31, 2005.

3. U.S. dollar amounts

U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥107 = U.S.$1, the approximate current rate at March 31, 2005, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. Inventories

Inventories comprise the following:

			Dollars in
	Yen in millions		millions
	March 31		March 31,
	2004	2005	2005
Finished products	¥427,877	¥405,616	$3,791
Work in process	98,607	93,181	871
Raw materials, purchased components and supplies	140,023	132,552	1,238

	¥666,507	¥631,349	$5,900

5. Film costs

Film costs comprise the following:

			Dollars in
	Yen in millions		millions
	March 31		March 31,
	2004	2005	2005
Theatrical:
Released (including acquired film libraries)	¥136,057	¥119,438	$1,116
Completed not released	7,946	11,358	106
In production and development	79,198	118,271	1,106
Television licensing:
Released (including acquired film libraries)	33,378	29,894	279
In production and development	161	0	0

	¥256,740	¥278,961	$2,607

Sony estimates that approximately 88% of unamortized costs of released films (excluding amounts allocated to acquired film libraries) at March 31, 2005 will be amortized within the next three years. Approximately ¥94,790 million ($886 million) of released film costs are expected to be amortized during the next twelve months. As of March 31, 2005, unamortized acquired film libraries of approximately ¥12,371 million ($116 million) remained to be amortized on a straight-line basis over an average of the remaining life of 5 years. Approximately ¥108,833 million ($1,017 million) of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

6. Related party transactions

Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method. Such investments include but are not limited to Sony’s interest in Sony Ericsson Mobile Communications, AB (50%), SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) (50%), S-LCD Corporation (50% minus 1 share), ST Liquid Crystal Display Corporation (50%), bit Wallet, Inc (34.6%), STAR CHANNEL, INC. (17.8%), and InterTrust Technologies Corporation (49.5%).

     Summarized combined financial information that is based on information provided by equity investees is shown below:

			Dollars in
	Yen in millions		millions
	March 31		March 31,
	2004	2005	2005
Current assets	¥433,154	¥942,328	$8,807
Property, plant and equipment	94,130	361,406	3,377
Other assets	57,756	250,245	2,339

Total assets	¥585,040	¥1,553,979	$14,523

Current liabilities	¥397,242	¥876,430	$8,191
Long-term liabilities	27,639	115,999	1,084
Stockholders’ equity	160,159	561,550	5,248

Total liabilities and stockholders’ equity	¥585,040	¥1,553,979	$14,523

Number of companies at end of the fiscal year	66	56

				Dollars in
	Yen in millions			millions
				Year ended
	Year ended March 31			March 31,
	2003	2004	2005	2005
Sales and revenue	¥785,697	¥1,009,005	¥1,473,273	$13,769
Gross profit	140,078	231,083	477,796	4,465
Net income (loss)	(81,422)	11,323	63,404	593

     In April 2002, Sony completed the sale of its equity interest in the Telemundo Group which resulted in cash proceeds of ¥88,373 million and a gain of ¥66,502 million. In the year ended March, 31 2003, Sony had deferred ¥5,939 million of the gain related to the sale of Telemundo as a result of certain indemnifications provided by Sony to the acquirer, which was subsequently recognized in April 2003, as these indemnifications expired with no amounts being refunded by Sony.

     In June 2002, Sony completed the partial sale of its equity investment in the Columbia House Company (“CHC”), a 50-50 joint venture between AOL Time Warner Inc. and Sony, to Blackstone Capital Partners III LP (“Blackstone”), an affiliate of The Blackstone Group, a private investment bank. The chairman of The Blackstone Group was also a director of Sony until June 2002. Under the terms of the sale agreement, Sony received cash proceeds of ¥17,839 million and a subordinated note receivable from Columbia House Holdings, Inc., a majority owned subsidiary of Blackstone, with a face amount of ¥7,827 million. The sale resulted in a gain of ¥1,324 million. As of March 31, 2005, Sony still had a 7.5% ownership interest in CHC, which was accounted for as a cost method investment as a result of the partial sale of this investment. In May 2005, an agreement was reached between Blackstone and a third party for the sale of CHC to the third party. As part of this transaction, Sony has also agreed to sell its remaining ownership interest in CHC and settle the outstanding subordinated note receivable.

     In September 2002, Sony completed the sale of its equity interest in Sony Tektronix Inc., which resulted in a gain of

¥3,090 million.

     In January 2003, Sony acquired a 49.5% interest in InterTrust Technologies Corporation for ¥23,076 million.

     In May 2003, Sony acquired the remaining 50% interest in American Video Glass Company (“AVGC”) that it did not own from Corning Asahi Corporation. As a result, AVGC is no longer accounted for under the equity method and is now a consolidated subsidiary. The financial position and operating results of AVGC as of and for the years ended March 31, 2004 and 2005 are not included in the above summarized combined financial information.

     Effective July 1, 2003, in accordance with FIN No. 46, Sony consolidated BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin (“BE-ST”). As a result, BE-ST is no longer accounted for under the equity method (Note 23). The financial position and operating results of BE-ST as of and for the years ended March 31, 2004 and 2005 are not included in the above summarized combined financial information.

     In August 2003, Crosswave Communications Inc. (“CWC”), of which Sony owned approximately a 23.9% interest, commenced reorganization proceedings under the Corporate Reorganization Law of Japan. As a result, Sony no longer has a significant influence on the decision making of CWC. Therefore, CWC is no longer accounted for under the equity method. The financial position and operating results of CWC as of and for the years ended March 31, 2004 and 2005 are not included in the above summarized combined financial information.

     S-LCD Corporation, a joint venture with Samsung Electronics Co., LTD focused on manufacturing amorphous TFT panel, was established in April 2004 as a joint venture in which Sony has an ownership interest of 50% minus 1 share. Sony invested ¥100,073 million ($935 million) in S-LCD Corporation during the year ended March 31, 2005.

     As of August 1, 2004, Sony combined its recorded music business, except for the operations of its recorded music business in Japan, with the recorded music business of Bertelsmann AG in a joint venture. The newly formed company, known as SONY BMG, is 50% owned by each parent company. As a result, the results of the recorded music business, except for the recorded music business in Japan, are no longer consolidated but are accounted for under the equity method.

     On April 8, 2005, a consortium led by Sony Corporation of America (“SCA”) and its equity partners, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, completed the acquisition of Metro-Goldwyn-Mayer Inc. (“MGM”). Under the terms of the acquisition agreement, the aforementioned investor group acquired MGM for $12.00 in cash per MGM share, for a total purchase price of approximately $5.0 billion. As part of this transaction, Sony Pictures Entertainment (“SPE”) will co-finance and produce new motion pictures with MGM as well as distribute MGM’s existing film and television contents through SPE’s global distribution channels. MGM will continue to operate under the Metro-Goldwyn-Mayer name as a private company headquartered in Los Angeles. As part of the acquisition, SCA invested $257 million for 20% of the total equity capital. However, based on the percentage of common stock owned, Sony will record 45% of MGM’s net income (loss) as equity in net income of affiliated companies.

     Affiliated companies accounted for under the equity method with an aggregate carrying amount of ¥6,081 million and ¥17,676 million ($165 million) at March 31, 2004 and 2005, were quoted on established markets at an aggregate value of ¥37,603 million and ¥95,246 million ($890 million), respectively.

     Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

			Dollars in
	Yen in millions		millions
	March 31		March 31,
	2004	2005	2005
Accounts receivable, trade	¥62,359	¥50,062	$468

Advances	¥561	¥16,756	$157

Accounts payable, trade	¥13,547	¥15,225	$142

				Dollars in
	Yen in millions			millions
				Year ended
	Year ended March 31			March 31,
	2003	2004	2005	2005
Sales	¥161,983	¥258,454	¥256,799	$2,400

Purchases	¥102,735	¥106,100	¥101,976	$953

     As of April 1, 2004, Sony Corporation made Sony Computer Entertainment Inc. (“SCE”) a wholly-owned subsidiary through a stock for stock exchange pursuant to the provision of Article 358 of the Japanese Commercial Code which does not require the approval of the General Meeting of Shareholders. The stock for stock exchange ratio was determined based on the estimated equity values of SCE and Sony on a consolidated basis. Through the stock for stock exchange, Sony Corporation provided 1,000,000 shares of its common stock to an Executive Deputy President, Corporate Executive Officer of Sony Corporation who had owned 100 shares of SCE’s common stock. This transaction did not have a material impact on Sony’s results of operations and financial position for the year ended March 31, 2005.

     Dividends from affiliated companies accounted for under the equity method for the years ended March 31, 2003, 2004 and 2005 were ¥2,002 million, ¥3,446 million and ¥13,391 million ($125 million), respectively.

7. Accounts receivable securitization programs

In the United States of America, Sony set up an accounts receivable securitization program whereby Sony can sell interests in up to ¥53,500 million ($500 million) of eligible trade accounts receivable, as defined. Through this program, Sony can securitize and sell a percentage of undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by a bank. Sony can sell receivables in which the agreed upon original due dates are no more than 90 days after the invoice dates. The value assigned to undivided interests retained in securitized trade receivables is based on the relative fair values of the interest retained and sold in the securitization. Sony has assumed that the fair value of the retained interest is equivalent to its carrying value as the receivables are short-term in nature, high quality and have appropriate reserves for bad debt incidence. These securitization transactions are accounted for as a sale in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables. During the period from April 2004 to January 2005, Sony sold a total of ¥80,250 million ($750 million) of accounts receivable under this program. There were no outstanding amounts due at March 31, 2005 relating to the existing undivided interests in the pool of receivables that had been sold. Losses from these transactions were insignificant. This program was terminated in May 2005.

     In Japan, Sony set up several accounts receivable securitization programs whereby Sony can sell up to ¥47,500 million ($444 million) of eligible trade accounts receivable. Through these programs, Sony can securitize and sell receivables to special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the invoice dates. These securitization transactions are accounted for as a sale in accordance with FAS No. 140, because Sony has relinquished control of the receivables. The initial sale of the receivables was in March 2005 in which Sony sold a total of ¥10,041 million ($94 million). Losses from these transactions were insignificant. Although Sony continues servicing the sold receivables, no servicing liabilities are recorded because costs for collection of the sold receivables are insignificant.

8. Marketable securities and securities investments and other

Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2004				March 31, 2005
		Gross	Gross			Gross	Gross
		unrealized	unrealized			unrealized	unrealized
	Cost	gains	losses	Fair value	Cost	gains	losses	Fair value
Available-for-sale:
Debt securities	¥1,938,673	¥55,922	¥(2,072)	¥1,992,523	¥2,090,605	¥58,161	¥(2,464)	¥2,146,302
Equity securities	86,517	63,225	(1,886)	147,856	107,126	49,350	(814)	155,662

Held-to-maturity Securities	26,439	381	(28)	26,792	27,431	530	(13)	27,948

Total	¥2,051,629	¥119,528	¥(3,986)	¥2,167,171	¥2,225,162	¥108,041	¥(3,291)	¥2,329,912

	Dollars in millions
	March 31, 2005
		Gross	Gross
		unrealized	unrealized
	Cost	gains	losses	Fair value
Available-for-sale:
Debt securities	$19,538	$544	$(23)	$20,059
Equity securities	1,002	461	(8)	1,455

Held-to-maturity securities	256	5	(0)	261

Total	$20,796	$1,010	$(31)	$21,775

     At March 31, 2005, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities with maturities of one to ten years.

     Proceeds from sales of available-for-sale securities were ¥215,554 million, ¥397,817 million and ¥613,035 million ($5,729 million) for the years ended March 31, 2003, 2004 and 2005, respectively. On those sales, gross realized gains computed on the average cost basis were ¥3,570 million, ¥9,525 million and ¥24,080 million ($225 million) and gross realized losses were ¥3,125 million, ¥1,906 million and ¥5,940 million ($56 million), respectively.

     Marketable securities classified as trading securities at March 31, 2004 and 2005 were ¥131,044 million and ¥315,946 million ($2,953 million), respectively, which consist of debt and equity securities including short-term investments in money market funds.

     In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2004 and 2005, were ¥51,367 million and ¥48,877 million ($457 million), respectively. A non-public equity investment is valued at cost as fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other than temporary, the impairment of the investment is recognized and the carrying value is reduced to its fair value.

     Securities investments and other as of March 31, 2004 also included separate account assets (Note 11) in the life insurance business, which were carried at fair value and excluded from the above table as gains or losses accrue directly to policyholders. As a result of the adoption of SOP 03-1, the separate account assets, which are defined by insurance business law in Japan and were previously included in “Securities investments and other” on the consolidated balance sheet, were excluded from the category of separate accounts under the provision of SOP 03-1. Accordingly, the assets previously treated as separate account assets are now treated within general account assets. On April 1, 2004, assets of ¥164,461 million ($1,537 million) were reclassified from “Securities investments and other” to each respective account by nature including “Marketable securities” and “Cash and cash equivalents”. Of the total, ¥154,528 million ($1,444 million) was reclassified to “Marketable securities”.

     The net change in the unrealized gains or losses on trading securities that has been included in earnings during the years ended March 31, 2003 and 2004 was insignificant. For the year ended March 31, 2005, Sony booked ¥12,631 million ($118 million) of net unrealized gain on trading securities which is mainly derived from the general accounts in the life insurance business reclassified from the separate accounts as explained above.

     The following table presents the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2005.

	Yen in millions
	Less than 12 months		12 months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses
Available-for-sale:
Debt securities	¥242,388	¥(2,044)	¥41,523	¥(420)	¥283,911	¥(2,464)
Equity securities	11,010	(457)	1,225	(357)	12,235	(814)

Held-to-maturity securities	239	(0)	660	(13)	899	(13)

Total	¥253,637	¥(2,501)	¥43,408	¥(790)	¥297,045	¥(3,291)

	Dollars in millions
	Less than 12 months		12 months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses
Available-for-sale:
Debt securities	$2,265	$(19)	$388	$(4)	$2,653	$(23)
Equity securities	103	(5)	12	(3)	115	(8)

Held-to-maturity securities	2	(0)	6	(0)	8	(0)

Total	$2,370	$(24)	$406	$(7)	$2,776	$(31)

     In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally a period of up to six to twelve months). This criteria is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.

     At March 31, 2005, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

9. Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets.

     An analysis of leased assets under capital leases is as follows:

			Dollars in
	Yen in millions		millions
	March 31		March 31,
Class of property	2004	2005	2005
Land	¥174	¥181	$2
Buildings	12,421	11,089	104
Machinery, equipment and others	36,907	33,747	315
Accumulated depreciation	(19,385)	(18,509)	(173)

	¥30,117	¥26,508	$248

     The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2005:

	Yen in	Dollars in
	millions	millions
Year ending March 31:
2006	¥15,211	$142
2007	11,062	103
2008	8,895	83
2009	10,873	102
2010	3,001	28
Later years	5,428	51

Total minimum lease payments	54,470	509
Less - Amount representing interest	14,169	132

Present value of net minimum lease payments	40,301	377
Less - Current obligations	11,713	110

Long-term capital lease obligations	¥28,588	$267

     Minimum lease payments have not been reduced by minimum sublease income of ¥11,480 million ($107 million) due in the future under noncancelable subleases.

     Minimum rental expenses under operating leases for the years ended March 31, 2003, 2004 and 2005 were ¥94,364 million, ¥92,649 million and ¥81,391 million ($761 million), respectively. Sublease rentals received under operating leases for the years ended March 31, 2003, 2004 and 2005 were ¥6,240 million, ¥2,923 million and ¥1,933 million ($18 million), respectively. The total minimum rentals to be received in the future under noncancelable subleases as of March 31, 2005 were ¥14,954 million ($140 million). The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2005 are as follows:

	Yen in	Dollars in
	millions	millions
Year ending March 31:
2006	¥38,182	$357
2007	30,568	286
2008	22,993	215
2009	14,060	131
2010	10,496	98
Later years	53,652	501

Total minimum future rentals	¥169,951	$1,588

10. Goodwill and intangible assets

Intangible assets acquired during the year ended March 31, 2005 totaled ¥22,844 million ($213 million), which are subject to amortization and primarily consist of acquired patent rights of ¥6,673 million ($62 million) and software to be sold, leased or otherwise marketed of ¥11,546 million ($108 million). The weighted average amortization period for acquired patent rights and software to be sold, leased or otherwise marketed is 8 years and 3 years, respectively.

     Intangible assets subject to amortization comprise the following:

	Yen in millions				Dollars in millions
	March 31				March 31,
	2004		2005		2005
	Gross carrying	Accumulated	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortization	amount	amortization	amount	Amortization
Artist contracts	¥80,675	¥(68,300)	¥15,218	¥(11,094)	$142	$(104)
Music catalog	109,795	(47,610)	65,674	(19,641)	614	(184)
Acquired patent rights	52,996	(23,172)	55,173	(26,139)	516	(244)
Software to be sold, leased or otherwise marketed	31,983	(13,577)	31,907	(16,181)	298	(151)
Other	55,048	(27,422)	27,648	(11,625)	258	(108)

Total	¥330,497	¥(180,081)	¥195,620	¥(84,680)	$1,828	$(791)

     The aggregate amortization expenses for intangible assets for the years ended March 31, 2003, 2004 and 2005 was ¥27,871 million, ¥28,866 million and ¥24,993 million ($234 million), respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

	Yen in	Dollars in
	millions	millions
Year ending March 31,
2006	¥22,650	$212
2007	18,287	171
2008	12,202	114
2009	10,623	99
2010	8,874	83

     Total carrying amount of intangible assets having an indefinite life comprise the following:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2004	2005	2005
Trademarks	¥57,384	¥57,195	$535
Distribution agreement	18,834	18,848	176

	¥76,218	¥76,043	$711

     In addition to the amortizable and indefinite-lived intangible assets shown in the above tables, intangible assets at March 31, 2004 and 2005 also include unrecognized prior service costs totaling ¥21,376 million and ¥41 million ($0 million), respectively, which were recorded under FAS No. 87 as discussed in Note 15.

     The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2004 and 2005 are as follows:

	Yen in millions
					Financial
	Electronics	Game	Music	Pictures	Services	Other	Total
Balance at March 31, 2003	¥53,179	¥110,606	¥46,021	¥78,697	—	¥1,624	¥290,127
Goodwill acquired during year	5,634	—	76	1,666	—	534	7,910
Impairment losses	(6,049)	—	—	—	—	—	(6,049)
Other *	(528)	(244)	(3,771)	(9,574)	—	(1)	(14,118)

Balance at March 31, 2004	52,236	110,362	42,326	70,789	—	2,157	277,870

Reallocated from Music segment to Electronics segment	12,329	—	(12,329)	—	—	—	—
Goodwill acquired during year	5,872	4,349	52	5,868	¥441	2,069	18,651
Goodwill contributed to the Joint Venture with Bertelsmann AG	—	—	(15,626)	—	—	—	(15,626)
Other *	378	29	1,281	1,277	—	63	3,028

Balance at March 31, 2005	¥70,815	¥114,740	¥15,704	¥77,934	¥441	¥4,289	¥283,923

	Dollars in millions
					Financial
	Electronics	Game	Music	Pictures	Services	Other	Total
Balance at March 31, 2004	$488	$1,031	$396	$662	—	$20	$2,597

Reallocated from Music segment to Electronics segment	116	—	(116)	—	—	—	—
Goodwill acquired during year	55	41	1	54	$4	19	174
Goodwill contributed to the Joint Venture with Bertelsmann AG	—	—	(146)	—	—	—	(146)
Other *	3	0	12	12	—	1	28

Balance at March 31, 2005	$662	$1,072	$147	$728	$4	$40	$2,653

* Other consists of translation adjustments and reclassification to/from other accounts.

     During the year ended March 31, 2004, Sony performed the annual impairment test for goodwill and recorded an impairment loss of ¥6,049 million in the Electronics segment. This impairment charge reflected the overall decline in the fair value of a subsidiary within the Electronics segment. The fair value of that reporting unit was estimated principally using the expected present value of future cash flows.

     As discussed in Notes 6 and 25, as of August 1, 2004, Sony and Bertelsmann AG combined their recorded music business in a joint venture. In connection with the establishment of the joint venture, assets contributed by Sony included ¥15,626 million ($146 million) of goodwill. In addition, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment and accordingly, Sony reallocated ¥12,329 million ($116 million) of goodwill relating to the non-Japan based disc manufacturing and physical distribution business from the Music segment to the Electronics segment.

11. Insurance-related accounts

Sony’s life and non-life insurance subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

     Those differences are mainly that insurance acquisition costs for life and non-life insurance are charged to income when incurred in Japan whereas in the United States of America those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect such items in accordance with U.S. GAAP.

     The amounts of statutory net equity of the subsidiaries as of March 31, 2004 and 2005 were ¥146,540 million and ¥153,228 million ($1,432 million), respectively.

(1) Insurance policies:

Life insurance policies that the life insurance subsidiary writes, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the years ended March 31, 2003, 2004 and 2005 were ¥450,363 million, ¥437,835 million and ¥426,774 million ($3,989 million), respectively. Property and casualty insurance policies that the non-life insurance subsidiary writes are primarily automotive insurance contracts which are categorized as short-duration contracts. The non-life insurance revenues for the years ended March 31, 2003, 2004 and 2005 were ¥21,269 million, ¥28,371 million and ¥35,454 million ($331 million), respectively.

(2) Deferred insurance acquisition costs:

Insurance acquisition costs, including such items as commission, medical examination and inspection report fees, that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the years ended March 31, 2003, 2004 and 2005 amounted to ¥44,578 million, ¥50,492 million and ¥47,120 million ($440 million), respectively.

(3) Future insurance policy benefits:

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, morbidity, mortality and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 1.30% to 5.20%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. At March 31, 2004 and 2005, future insurance policy benefits amounted to ¥1,605,178 million and ¥1,782,850 million ($16,662 million), respectively.

(4) Separate account assets:

Separate account assets are funds on which investment income and gains or losses accrue directly to policyholders. Separate account assets are legally segregated. They are not subject to the claims that may arise out of any other business of a life insurance subsidiary. As described in Note 2, the AcSEC issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. As a result of the adoption of SOP 03-1 on April 1, 2004, the separate account assets, which are defined by insurance business law in Japan and were previously included in “Securities investments and other” (Note 8) in the consolidated balance sheet, were excluded from the category of separate accounts under the provision of SOP 03-1. Accordingly, the assets previously treated as separate account assets are now treated within general account assets. The related liabilities are treated as policyholders’ account and included in future insurance policy benefits and other in the consolidated balance sheet. Fees earned for administrative and contract-holder services performed for the separate accounts are recognized as financial service revenue.

12. Short-term borrowings and long-term debt

Short-term borrowings comprise the following:

			Dollars in
	Yen in millions		millions
	March 31		March 31,
	2004	2005	2005
Unsecured loans, principally from banks:
with weighted-average interest rate of 1.80%	¥26,260
with weighted-average interest rate of 2.79%		¥38,796	$362
Secured call money:
with weighted-average interest rate of 0.01%	65,000	—	—
Secured bills sold:
with weighted-average interest rate of 0.00%	—	24,600	230

	¥91,260	¥63,396	$592

     At March 31, 2005, marketable securities and securities investments with a book value of ¥27,433 million ($256 million) were pledged as collateral for bills sold by a Japanese bank subsidiary.

     Long-term debt comprises the following:

			Dollars in
	Yen in millions		millions
	March 31		March 31,
	2004	2005	2005
Secured loans, representing obligations to banks:
Due 2004 to 2008 with interest ranging from 2.20% to 3.73% per annum	¥58,786
Due 2005 to 2008 with interest of 2.20% per annum		¥1,122	$11
Unsecured loans, representing obligations principally to banks:
Due 2004 to 2017 with interest ranging from 1.77% to 5.89% per annum	77,646
Due 2005 to 2017 with interest ranging from 0.23% to 5.89% per annum		113,436	1,060
Medium-term notes of consolidated subsidiaries:
Due 2004 to 2006 with interest ranging from 1.09% to 4.95% per annum	60,537
Due 2006 with interest ranging from 2.78% to 4.95% per annum		58,755	550
Unsecured 1.4% convertible bonds, due 2005, convertible at ¥3,995.5 for one common share, redeemable before due date	287,753	—	—
Unsecured zero coupon convertible bonds, due 2008, convertible currently at ¥5,605 ($52) for one common share, redeemable before due date	250,000	250,000	2,336
Unsecured 0.03% bonds, due 2004 with detachable warrants, net of unamortized discount	3,981	—	—
Unsecured 0.1% bonds, due 2005 with detachable warrants, net of unamortized discount	3,924	3,981	37
Unsecured 1.55% bonds, due 2006 with detachable warrants	12,000	12,000	112
Unsecured 0.9% bonds, due 2007 with detachable warrants	7,300	7,300	68
Unsecured 0.9% bonds, due 2007 with detachable warrants of subsidiary tracking stock	150	150	1
Unsecured 1.42% bonds, due 2005, net of unamortized discount	99,994	99,998	935
Unsecured 0.64% bonds, due 2006, net of unamortized discount	99,994	99,996	935
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,981	49,984	467
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,996	49,997	467
Unsecured 2.0% bonds, due 2005	15,000	15,000	140
Unsecured 1.99% bonds, due 2007	15,000	15,000	140
Unsecured 2.35% bonds, due 2010	4,900	4,900	46
Capital lease obligations:
Due 2004 to 2014 with interest ranging from 2.15% to 30.00% per annum	42,689
Due 2005 to 2019 with interest ranging from 1.55% to 30.00% per annum		40,301	377
Guarantee deposits received	21,775	23,942	224

	1,161,406	845,862	7,906
Less - Portion due within one year	383,757	166,870	1,560

	¥777,649	¥678,992	$6,346

     At March 31, 2005, machinery and equipment with a book value of ¥4,502 million ($42 million) were pledged as collateral for secured loans, representing obligations to banks.

     There are no adverse debt covenants or cross-default provisions relating to Sony’s borrowings.

     A summary of the exercise rights of the detachable warrants as of March 31, 2005 is as follows:

		Exercise price		Number of shares
Issued on	Exercisable during	Yen	Dollars	per warrant	Status of exercise
August 23, 1999	September 1, 2000 through August 22, 2005	7,167	67	279 shares of common stock of Sony Corporation	2,000 warrants outstanding

October 19, 2000	November 1, 2001 through October 18, 2006	12,457	116	100 shares of common stock of Sony Corporation	9,600 warrants outstanding

December 21, 2001	January 6, 2003 through December 20, 2007	6,039	56	100 shares of common stock of Sony Corporation	11,534 warrants outstanding

December 21, 2001	June 20, 2002 through June 20, 2007	3,300	31	75 shares of subsidiary tracking stock	600 warrants outstanding

     Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Year ending March 31	Yen in millions	Dollars in millions
2006	¥166,870	$1,560
2007	178,117	1,665
2008	32,059	300
2009	282,430	2,640
2010	2,909	27

     At March 31, 2005, Sony had unused committed lines of credit amounting to ¥863,956 million ($8,074 million) and can generally borrow up to 90 days from the banks with whom Sony has committed line contracts. Furthermore, Sony has Commercial Paper Programs, the size of which was ¥1,251,450 million ($11,696 million). There was no commercial paper outstanding at March 31, 2005. Under those programs, Sony can issue commercial paper for the period generally not in excess of 270 days up to the size of the programs. In addition, Sony has Medium Term Notes programs, the size of which was ¥536,750 million ($5,016 million). At March 31, 2005, the total outstanding balance of Medium Term Notes was ¥58,755 million ($550 million).

13. Deposits from customers in the banking business

All deposits from customers in the banking business are interest bearing deposits and are owned by a Japanese bank subsidiary which was established as an Online Internet bank for individuals. At March 31, 2004 and 2005, the balance of time deposits issued in amounts of ¥10 million ($93 thousand) or more were ¥55,164 million and ¥67,387 million ($630 million), respectively.

     At March 31, 2005, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year include ¥25,697 million ($240 million) and ¥23,910 million ($223 million) for the years ending March 31, 2007 and 2008, respectively. There are no deposits having a maturity date after March 31, 2008.

14. Financial instruments

(1) Derivative instruments and hedging activities:

Sony has certain financial instruments including financial assets and liabilities incurred in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate and currency swap agreements. Sony does not use these derivative financial instruments for trading or speculative purposes. Foreign exchange forward contracts and foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. Interest rate and currency swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in the fair value. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. Although Sony may be exposed to losses in the event of nonperformance by counterparties or unfavorable interest and currency rate movements, it does not anticipate significant losses due to the nature of Sony’s counterparties or the hedging arrangements. These derivatives generally mature or expire within 5 months after the balance sheet date.

     Certain subsidiaries in the Financial Services segment use derivatives such as interest rate forward contracts as part of portfolio investments. These derivative transactions are executed within a certain limit in accordance with an internal risk management policy.

     Derivative financial instruments held by Sony are classified and accounted for as described below pursuant to FAS No. 133.

Fair value hedges

The derivatives designated as fair value hedges include interest rate and currency swap agreements.

     Both the derivatives designated as fair value hedges and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income.

     The amount of ineffectiveness of these fair value hedges, that was reflected in earnings, was not material for the years ended March 31, 2003, 2004 and 2005. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

The derivatives designated as cash flow hedges include foreign exchange forward contracts, foreign currency option contracts and interest rate and currency swap agreements.

     Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. For the years ended March 31, 2003 and 2004, these cash flow hedges were fully effective. For the year ended March 31, 2005, the amount of ineffectiveness of these cash flow hedges that was reflected in earnings was not material. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. At March 31, 2005, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of ¥2,490 million ($23 million). Within the next twelve months, ¥1,615 million ($15 million) is expected to be reclassified from equity into earnings as loss. For the year ended March 31, 2005, there were no forecasted transactions that failed to occur which resulted in the discontinuance of cash flow hedges.

Derivatives not designated as hedges

The derivatives not designated as hedges under FAS No. 133 include foreign exchange forward contracts, foreign currency option contracts, interest rate and currency swap agreements, convertible rights included in convertible bonds and other. Changes in the fair value of derivatives not designated as hedges are recognized in income.

A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:

Foreign exchange forward contracts and foreign currency option contracts

Sony enters into foreign exchange forward contracts and purchased and written foreign currency option contracts primarily to fix the cash flows from intercompany accounts receivable and payable and forecasted transactions denominated in functional currencies (Japanese yen, U.S. dollars and euros) of Sony’s major operating units. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts.

     Sony also enters into foreign exchange forward contracts, which effectively fix the cash flows from foreign currency denominated debt. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

     Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.

Interest rate and currency swap agreements

Sony enters into interest rate and currency swap agreements, which are used for reducing the risk arising from the changes in the fair value of fixed rate debt and available-for-sale debt securities. For example, Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated fixed rate debt for functional currency denominated variable rate debt. These derivatives are considered to be a hedge against changes in the fair value of Sony’s foreign denominated fixed-rate obligations. Accordingly, these derivatives have been designated as fair value hedges in accordance with FAS No. 133.

     Sony also enters into interest rate and currency swap agreements that are used for reducing the risk arising from the changes in anticipated cash flow of variable rate debt and foreign currency denominated debt. For example, Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt. These derivatives are considered to be a hedge against changes in the anticipated cash flow of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

     Any other interest rate and currency swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate and foreign currency dominated intercompany debt, are marked-to-market with changes in value recognized in other income and expenses.

Interest rate forward contracts

Certain subsidiaries in the Financial Services segment have interest rate forward contracts as part of portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.

Embedded derivatives

Changes in the fair value of embedded derivatives that must be separated from the host contracts and accounted for as derivative instruments under FAS No. 133 are recognized in income. For example, the convertible rights included in convertible bonds held by Sony’s life insurance subsidiary, which are classified as available-for-sale debt securities, are considered embedded derivatives and are marked-to-market with changes in value recognized in financial service revenue.

(2) Fair value of financial instruments:

The estimated fair values of Sony’s financial instruments are summarized as follows. The following summary excludes cash and cash equivalents, time deposits, notes and accounts receivable, trade, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business that are carried at amounts which approximate fair value. The summary also excludes debt and equity securities which are disclosed in Note 8.

	Yen in millions
	March 31
	2004			2005
			Estimated fair			Estimated
	Notional amount	Carrying amount	value	Notional amount	Carrying amount	fair value
Long-term debt including the current portion	—	¥(1,161,406)	¥(1,235,669)	—	¥(845,862)	¥(856,321)
Foreign exchange forward contracts	¥1,348,157	(994)	(994)	¥1,545,814	(55)	(55)
Currency option contracts purchased	375,582	10,781	10,781	428,261	1,646	1,646
Currency option contracts written	124,925	(1,000)	(1,000)	146,506	(3,390)	(3,390)
Interest rate swap agreements	218,101	(4,229)	(4,229)	171,133	(4,417)	(4,417)
Interest rate and currency swap agreements	8,574	384	384	5,734	131	131
Interest rate forward contracts	17,007	(9)	(9)	136,470	(92)	(92)
Embedded derivatives	421,416	12,885	12,885	405,756	11,894	11,894

	Dollars in millions
	March 31, 2005
	Notional amount	Carrying amount	Estimated fair value
Long-term debt including the current portion	—	$(7,906)	$(8,003)
Foreign exchange forward contracts	$14,447	(1)	(1)
Currency option contracts purchased	4,002	15	15
Currency option contracts written	1,369	(32)	(32)
Interest rate swap agreements	1,599	(41)	(41)
Interest rate and currency swap agreements	54	1	1
Interest rate forward contracts	1,275	(1)	(1)
Embedded derivatives	3,792	111	111

     The following are explanatory notes regarding the estimation method of fair values in the above table.

Long-term debt including the current portion

The fair values of long-term debt, including the current portion, were estimated based on either the market value or the discounted amounts of future cash flows using Sony’s current incremental debt rates for similar liabilities.

Derivative financial instruments

The fair values of foreign exchange forward contracts and foreign currency option contracts were estimated based on market quotations. The fair values of interest rate and currency swap agreements were estimated based on the discounted amounts of future net cash flows. The fair values of convertible rights, which were a majority of embedded derivatives, were estimated based on the market price of stock which will be acquired by the exercise of these rights.

15. Pension and severance plans

Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. For employees voluntarily retiring, payments are determined based on current rates of pay and lengths of service. In calculating the payments for employees involuntarily retiring, including employees retiring due to meeting mandatory retirement age requirements, Sony may grant additional benefits.

     In July, 2004, Sony Corporation and certain of its subsidiaries amended their pension plans and introduced a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan the amount of payment is determined by sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring. As a result of the plan amendment, the projected benefit obligation was decreased by ¥120,873 million ($1,130 million).

     Sony Corporation and most of its subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a substitutional portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an additional portion representing the substituted noncontributory pension plans. Under the contributory pension plans, the defined benefits representing the noncontributory portion of the plans, in general, cover 65% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are determined based on years of service and the compensation amounts, as stipulated in the aforementioned regulations, are payable at the option of the retiring employee either in a lump-sum amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

     In June 2001, the Japanese Government issued the Law Concerning Defined-Benefit Corporation Plans which permits each employer and employees’ pension fund plan to separate the substitutional portion from its employer pension fund and transfer the obligation and related assets to the government. In July, 2004, in accordance with the law, the Japanese Government approved applications submitted by Sony Corporation and most of its subsidiaries in Japan for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the governmental welfare pension program. In January 2005, the government also approved applications for an exemption from the obligation to pay benefits for past employee services related to the substitutional portion. As of March 31, 2005 the benefit obligation for past employee services related to the substitutional portion and the related government-specified portion of the plan assets have not been transferred to the government.

     EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, requires employers to account for the entire separation process of a substitutional portion from an entire plan upon completion of the transfer of the substitutional portion of the benefit obligation and related plan assets to the government as the culmination of a series of steps in a single settlement transaction. In accordance with EITF Issue No. 03-2, no accounting for the transfer was recorded for the year ended March 31, 2005.

     Many of foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which substantially cover all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

     Sony uses a measurement date of March 31 for substantially all of its pension and severance plans.

     The components of net pension and severance costs, which exclude employee termination benefits paid in restructuring activities, for the years ended March 31, 2003, 2004 and 2005 were as follows:

Japanese plans:

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2003	2004	2005	2005
Service cost	¥47,884	¥54,501	¥31,971	$299
Interest cost	20,857	19,489	21,364	200
Expected return on plan assets	(25,726)	(22,812)	(16,120)	(151)
Amortization of net transition asset	(375)	(375)	(375)	(4)
Recognized actuarial loss	20,655	31,019	20,236	189
Amortization of prior service cost	(939)	(939)	(7,216)	(67)
Gains on curtailments and settlements	(1,380)	—	(876)	(8)

Net periodic benefit cost	¥60,976	¥80,883	¥48,984	$458

Foreign plans:

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2003	2004	2005	2005
Service cost	¥13,954	¥11,252	¥6,419	$60
Interest cost	8,478	8,566	8,091	76
Expected return on plan assets	(7,319)	(6,812)	(6,712)	(63)
Amortization of net transition asset	(47)	(27)	(18)	(0)
Recognized actuarial loss	1,452	1,569	1,637	15
Amortization of prior service cost	(208)	(117)	(114)	(1)
(Gains) losses on curtailments and settlements	(460)	5,574	1,713	16

Net periodic benefit cost	¥15,850	¥20,005	¥11,016	$103

     The changes in benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans			Foreign plans
	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions
	March 31		March 31,	March 31		March 31,
	2004	2005	2005	2004	2005	2005
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	¥1,031,760	¥993,542	$9,285	¥157,580	¥155,838	$1,456
Service cost	54,501	31,971	299	11,252	6,419	60
Interest cost	19,489	21,364	200	8,566	8,091	76
Plan participants’ contributions	5,802	2,111	20	644	873	8
Amendments	—	(120,873)	(1,130)	3,900	286	3
Actuarial (gain) loss	(81,873)	1,641	15	431	12,210	114
Foreign currency exchange rate changes	—	—	—	(17,082)	14,288	134
Curtailments and settlements	—	(2,988)	(28)	(66)	(628)	(6)
Benefits paid	(36,137)	(25,042)	(234)	(9,387)	(11,639)	(109)
Divestiture	—	—	—	—	(32,140)	(301)

Benefit obligation at end of the fiscal year	993,542	901,726	8,427	155,838	153,598	1,435

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	405,248	513,095	4,795	67,937	85,662	800
Actual return (loss) on plan assets	93,154	(354)	(3)	13,065	7,513	70
Foreign currency exchange rate changes	—	—	—	(3,420)	3,517	33
Employer contribution	23,243	34,581	323	16,475	18,406	172
Plan participants’ contributions	5,802	2,111	20	644	873	8
Curtailments and settlements	—	—	—	—	(112)	(1)
Benefits paid	(14,352)	(14,982)	(140)	(9,039)	(11,168)	(104)
Divestiture	—	—	—	—	(12,666)	(118)

Fair value of plan assets at end of the fiscal year	¥513,095	¥534,451	$4,995	¥85,662	¥92,025	$860

     In connection with the establishment of the SONY BMG joint venture with Bertelsmann AG as discussed in Note 6, Sony transferred ¥32,140 million ($301 million) of its benefit obligation and ¥12,666 million ($118 million) of its plan assets which were included in Sony’s foreign plans to the joint venture.

	Japanese plans			Foreign plans
			Dollars in			Dollars in
	Yen in millions		millions	Yen in millions		millions
	March 31		March 31,	March 31		March 31,
	2004	2005	2005	2004	2005	2005
Funded status	¥(480,447)	¥(367,275)	$(3,432)	¥(70,176)	¥(61,573)	$(575)
Unrecognized actuarial loss	328,467	322,237	3,011	27,550	37,383	349
Unrecognized net transition asset	(479)	(104)	(1)	211	7	0
Unrecognized prior service cost	(20,784)	(134,440)	(1,256)	(748)	(501)	(5)

Net amount recognized	¥(173,243)	¥(179,582)	$(1,678)	¥(43,163)	¥(24,684)	$(231)

Amounts recognized in the consolidated balance sheet consist of:
Prepaid benefit cost	—	¥1,795	$17	¥2,609	¥1,351	$13
Accrued pension and severance costs, including current portion	¥(322,677)	(309,957)	(2,897)	(61,452)	(42,934)	(401)
Intangibles	21,263	—	—	113	41	0
Accumulated other comprehensive income	128,171	128,580	1,202	15,567	16,858	157

Net amount recognized	¥(173,243)	¥(179,582)	$(1,678)	¥(43,163)	¥(24,684)	$(231)

     The accumulated benefit obligation for all defined benefit pension plan as follows:

	Japanese plans			Foreign plans
			Dollars in			Dollars in
	Yen in millions		millions	Yen in millions		millions
	March 31		March 31,	March 31		March 31,
	2004	2005	2005	2004	2005	2005
Accumulated benefit obligation	¥830,898	¥835,420	$7,808	¥129,879	¥121,176	$1,132

     The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans			Foreign plans
			Dollars in			Dollars in
	Yen in millions		millions	Yen in millions		millions
	March 31		March 31,	March 31		March 31,
	2004	2005	2005	2004	2005	2005
Projected benefit obligations	¥991,030	¥898,985	$8,402	¥135,459	¥132,556	$1,239
Accumulated benefit obligations	830,362	835,420	7,808	113,020	115,147	1,076
Fair value of plan assets	512,720	533,926	4,990	74,167	86,070	804

     Weighted-average assumptions used to determine benefit obligations as of March 31, 2003, 2004 and 2005 were as follows:

Japanese plans:

	March 31
	2003	2004	2005
Discount rate	1.9%	2.4%	2.3%
Rate of compensation increase	3.0	3.0	3.3

Foreign plans:

	March 31
	2003	2004	2005
Discount rate	6.3%	5.8%	5.5%
Rate of compensation increase	4.1	4.0	3.3

     Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2003, 2004 and 2005 were as follows:

Japanese plans:

	Year ended March 31
	2003	2004	2005
Discount rate	2.4%	1.9%	2.4%
Expected return on plan assets	4.0	4.0	3.2
Rate of compensation increase	3.0	3.0	3.3

Foreign plans:

	Year ended March 31
	2003	2004	2005
Discount rate	6.6%	6.3%	5.8%
Expected return on plan assets	8.1	8.3	7.8
Rate of compensation increase	4.5	4.1	4.0

     As required under FAS No. 87, the assumptions are reviewed in accordance with changes in circumstances.

     To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rate of returns on various categories of plan assets.

     Following FAS132®, the weighted-average rate of compensation increase is calculated based on the pay-related plans only. The point-based plan discussed above is excluded from the calculation because payments made under the plan are not based on employee compensation.

     Weighted-average pension plan asset allocations based on the fair value of such assets as of March 31, 2004 and 2005 were as follows:

Japanese plans:

	March 31,
	2004	2005
Equity securities	39.0%	28.0%
Debt securities	14.7	34.7
Cash	42.7	33.7
Other	3.6	3.6

Total	100%	100%

Foreign plans:

	March 31,
	2004	2005
Equity securities	63.2%	68.3%
Debt securities	26.6	23.4
Real estate	3.2	4.0
Other	7.0	4.3

Total	100%	100%

     For the pension plans of Sony Corporation and most of its subsidiaries, Sony’s asset investment policy is set so as to compensate the appropriate level for employee’s benefit over the long term.

     For the pension plans of Sony Corporation and most of its subsidiaries in Japan, the target allocation as of March 31, 2005, is, as a result of our Asset Liability management, 34% of public equity, 56% of fixed income securities and 10% of other. When determining an appropriate asset allocation, diversification among assets is duly considered. The actual asset allocation as of March 31, 2005 for Sony’s principal pension plans did not meet the aforementioned target allocation as the Sony Employees’ Pension Fund tentatively held cash to be paid to the Japanese government in relation to the transfer of the substitutional portion of the benefit obligation and the related government-specified portion of the plan assets discussed above. Such transfer is expected to occur in the year ending March 31, 2006.

     Sony makes contributions to its contributory funded defined benefit pension plans as required by government regulation or as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately ¥35 billion ($327 million) to the Japanese plans and approximately ¥6 billion ($56 million) to the foreign plans for the year ending March 31, 2006.

     The future benefit payments are expected as follows:

	Japanese plans		Foreign plans
	Yen in	Dollars in	Yen in	Dollars in
	millions	millions	millions	millions
Year ending March 31,
2006	¥18,281	$171	¥5,625	$53
2007	19,734	184	5,977	56
2008	22,075	206	6,308	59
2009	24,600	230	6,860	64
2010	29,475	275	7,912	74
2011 - 2015	181,527	1,697	51,919	485

16. Stockholders’ equity

     (1) Subsidiary tracking stock:

On June 20, 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a directly and indirectly wholly owned subsidiary of Sony Corporation which is engaged in Internet-related services. The subsidiary tracking stock holders have no direct rights in the equity or assets of SCN or the assets of Sony Corporation. Except as summarized below, the shares of subsidiary tracking stock have the same rights and characteristics as those of shares of common stock.

     The dividend on the shares of this series of subsidiary tracking stock is payable only when the Board of Directors of SCN has resolved to pay to its common stock holders a dividend in an amount per share of the subsidiary tracking stock equal to the amount of SCN’s dividend per share of its common stock multiplied by the Standard Ratio (as defined in the articles of incorporation), subject to statutory restriction on Sony Corporation’s ability to pay dividends on its shares of capital stock and the maximum dividend amount (as defined in the articles of incorporation). If the amount of dividends paid to the subsidiary tracking stock holders is less than the amount, which should have been paid pursuant to the formula set forth above due to the statutory restriction referred to above or for any other reason, such shortfall will be accumulated and such cumulative amount will be paid to the subsidiary tracking stock holders for subsequent fiscal years. Any such dividend on the subsidiary tracking stock is payable in priority to the payment of dividends to the common stock holders. However, the subsidiary tracking stockholders have no right to participate in the dividends to common stock holders. Furthermore, even if the Board of Directors of SCN does not take a resolution for the payment of dividends to SCN’s common stock holders, Sony Corporation may decide to pay dividends to its common stock holders.

     The subsidiary tracking stockholders have the same voting rights as those of the common stock holders and, thus, are entitled to participate and vote at any General Meeting of Shareholders in the same way as the common stock holders. In addition, as each series of subsidiary tracking stock is a separate class of stock different from common stock, if any resolution of the General Meeting of Shareholders would adversely affect the rights of the shareholders of a particular class of subsidiary tracking stock, the shareholders of each class of subsidiary tracking stock will have the right to approve or disapprove such resolution by a special resolution of the meeting of shareholders of that class of subsidiary tracking stock.

     In the event of distribution of residual assets to the shareholders of Sony Corporation where, as long as such assets include shares of common stock of SCN, the number of shares of SCN common stock obtained by multiplying the number of shares of the subsidiary tracking stock held by each holder by the Standard Ratio or the net proceeds from the sale of the shares of SCN common stock so to be distributed will be distributed to the holders of the subsidiary tracking stock.

     The shares of subsidiary tracking stock may be subject to repurchase and retirement in the same manner and under the same restriction as the shares of common stock. In addition, at any time after the passage of three years from the date of the initial issuance of shares of a series of subsidiary tracking stock, it may retire the entire amount of all outstanding shares of that series of subsidiary tracking stock upon paying to the shareholders thereof an amount equal to the current market price of the subsidiary tracking stock out of Sony Corporation’s retained earnings available for dividend payments. Sony Corporation may also retire the shares of a series of subsidiary tracking stock in their entirety pursuant to the procedures prescribed by the Japanese Commercial Code for the reduction of capital upon payment to the subsidiary tracking stock holders an amount equal to the market value thereof as set forth above.

     At any time after the passage of three years from the date of the initial issuance of shares of a series of subsidiary tracking stock, it may convert the entire amount of all outstanding shares of the subsidiary tracking stock into the shares of Sony Corporation’s common stock at the rate of the multiple of 1.1 of the market value (as defined in the articles of incorporation) of shares of the subsidiary tracking stock divided by the market value (as similarly defined) of the shares of Sony Corporation’s common stock.

     If any events (as defined in the articles of incorporation) occur, the entire amount of all outstanding shares of the subsidiary tracking stock will be either retired or converted into shares of Sony Corporation’s common stock at the price or rate set forth above. On April 26, 2005, Sony Corporation decided at the Board of Directors to go through procedures for the initial public offering of SCN. If the listing of SCN common stock is approved by the stock exchange, subject to required procedures, all of the subsidiary tracking stock will be compulsorily terminated pursuant to the articles of incorporation. The method of such termination will be one of the following: 1) compulsory retirement in cash, 2) compulsory conversion to common stock of Sony Corporation, or 3) compulsory exchange with common stock of SCN.

     The number of shares of the subsidiary tracking stock issued and outstanding at March 31, 2005 was 3,072,000. At March 31, 2005, 136,454 shares of the subsidiary tracking stock would be issued upon exercise of warrants and stock acquisition rights outstanding.

(2) Common stock:

Changes in the number of shares of common stock issued and outstanding during the years ended March 31, 2003, 2004 and 2005 have resulted from the following:

Number of
shares
Balance at March 31, 2002	919,744,355
Conversion of convertible bonds	138,330
Stock issued under exchange offering	2,502,491

Balance at March 31, 2003	922,385,176
Conversion of convertible bonds	2,944,800
Stock issued under exchange offering	1,088,304

Balance at March 31, 2004	926,418,280
Conversion of convertible bonds	70,765,533
Exercise of stock acquisition rights	27,400

Balance at March 31, 2005	997,211,213

     At March 31, 2005, 55,609,085 shares of common stock would be issued upon conversion or exercise of all convertible bonds, warrants and stock acquisition rights outstanding.

     On October 1, 2002, Sony Corporation implemented a share exchange as a result of which Aiwa Co., Ltd. became a wholly-owned subsidiary. As a result of this share exchange, Sony Corporation issued 2,502,491 new shares, the minority interest in Aiwa Co., Ltd. was eliminated from the balance sheet, and additional paid-in capital increased ¥15,791 million.

     On May 1, 2003, Sony Corporation implemented a share exchange as a result of which CIS Corporation became a wholly-owned subsidiary. As a result of this share exchange, Sony Corporation issued 1,088,304 new shares, and additional paid-in capital increased ¥5,409 million.

     On November 20, 1991, Sony Corporation made a free share distribution of 33,908,621 shares in ratios of one share for each ten shares held for which no accounting entry was required in Japan. Had the distribution been accounted for in the manner adopted by companies in the United States of America, ¥201,078 million would have been transferred from retained earnings to the appropriate capital accounts. This has been the only free distribution of common stock where no accounting entry was required in Japan.

     Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Japanese Commercial Code by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

     Prior to the amendments to the Japanese Commercial Code enacted on April 1, 2002, purchase and retirement by Sony Corporation of its own shares could be made at any time by resolution of the Board of Directors. No common stock and subsidiary tracking stock had been acquired under the approval during the year ended March 31, 2002.

     Following the amendments to the Japanese Commercial Code enacted on April 1, 2002, purchase by Sony Corporation of its own shares was subject to the prior approval of shareholders at the Ordinary General Meeting of Shareholders, which included the maximum number of shares and the maximum total amount to be purchased for each class of stock. Once such approval of shareholders was obtained, Sony Corporation could purchase its own shares at any time during the period up to the conclusion of the next Ordinary General Meeting of Shareholders.

     The Ordinary General Meeting of Shareholders held on June 20, 2002 approved that Sony Corporation acquire up to a total not exceeding 90 million outstanding shares of its common stock at an amount in total not exceeding ¥650 billion and a total not exceeding 300 thousand outstanding shares of the subsidiary tracking stock at an amount in total not exceeding ¥1 billion until the conclusion of the General Meeting of Shareholders held for the year ended March 31, 2003. As a result, no common stock and subsidiary tracking stock had been acquired under this approval.

     The Ordinary General Meeting of Shareholders held on June 20, 2003 approved that Sony Corporation acquire up to a total not exceeding 90 million outstanding shares of its common stock at an amount in total not exceeding ¥400 billion and a total not exceeding 300 thousand outstanding shares of the subsidiary tracking stock at an amount in total not exceeding ¥1 billion. As a result, Sony Corporation had acquired 2 million outstanding shares of its common stock at an amount in ¥8,200 million. No subsidiary tracking stock had been acquired under this approval.

     The Ordinary General Meeting of Shareholders held on June 22, 2004 approved to amend the articles of incorporation that Sony Corporation may purchase its own shares by a resolution of the Board of Directors, in accordance with the amendments to the Japanese Commercial Code enacted on September 25, 2003. With the amendment of the articles of incorporation, Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders. No common stock and subsidiary tracking stock had been acquired by the resolution of the Board of Directors during the year ended March 31, 2005.

(3) Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2005 was ¥557,856 million ($5,214 million). The appropriation of retained earnings for the year ended March 31, 2005 including cash dividends for the six-month period ended March 31, 2005 has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on April 26, 2005 and was then recorded in the statutory books of account, in accordance with the Japanese Commercial Code.

     Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥2,261 million and ¥2,724 million ($25 million) at March 31, 2004 and 2005, respectively.

(4) Other comprehensive income:

     Other comprehensive income for the years ended March 31, 2003, 2004 and 2005 were as follows:

	Yen in millions
	Pre-tax	Tax	Net-of-tax
	amount	expense	amount
For the year ended March 31, 2003:
Unrealized gains on securities -
Unrealized holding gains (losses) arising during the period	¥(18,575)	¥8,948	¥(9,627)
Less: Reclassification adjustment for gains (losses) included in net income	3,421	867	4,288
Unrealized losses on derivative instruments -
Unrealized holding gains (losses) arising during the period	(6,268)	1,791	(4,477)
Less: Reclassification adjustment for gains (losses) included in net income	682	(287)	395
Minimum pension liability adjustment	(181,725)	71,089	(110,636)
Foreign currency translation adjustments -
Translation adjustments arising during the period	(87,103)	3,110	(83,993)
Less: Reclassification adjustment for losses included in net income	7,665	—	7,665

Other comprehensive income	¥(281,903)	¥85,518	¥(196,385)

For the year ended March 31, 2004:
Unrealized gains on securities -
Unrealized holding gains (losses) arising during the period	¥89,861	¥(31,890)	¥57,971
Less: Reclassification adjustment for gains (losses) included in net income	(7,371)	1,692	(5,679)
Unrealized losses on derivative instruments -
Unrealized holding gains (losses) arising during the period	11,586	(4,049)	7,537
Less: Reclassification adjustment for gains (losses) included in net income	(5,961)	2,617	(3,344)
Minimum pension liability adjustment	162,408	(68,993)	93,415
Foreign currency translation adjustments -
Translation adjustments arising during the period	(134,312)	5,199	(129,113)
Less: Reclassification adjustment for losses included in net income	1,232	—	1,232

Other comprehensive income	¥117,443	¥(95,424)	¥22,019

	Yen in millions
	Pre-tax	Tax	Net-of-tax
	amount	expense	amount
For the year ended March 31, 2005:
Unrealized gains on securities -
Unrealized holding gains (losses) arising during the period	¥7,184	¥(1,541)	¥5,643
Less: Reclassification adjustment for gains (losses) included in net income	(18,140)	5,216	(12,924)
Unrealized losses on derivative instruments -
Unrealized holding gains (losses) arising during the period	(2,015)	1,806	(209)
Less: Reclassification adjustment for gains (losses) included in net income	(2,848)	1,167	(1,681)
Minimum pension liability adjustment	(1,700)	931	(769)
Foreign currency translation adjustments -
Translation adjustments arising during the period	76,585	(2,361)	74,224

Other comprehensive income	¥59,066	¥5,218	¥64,284

	Dollars in millions
	Pre-tax	Tax	Net-of-tax
	amount	expense	amount
For the year ended March 31, 2005
Unrealized gains on securities -
Unrealized holding gains (losses) arising during the period	$68	$(15)	$53
Less: Reclassification adjustment for gains (losses) included in net income	(170)	49	(121)
Unrealized losses on derivative instruments -
Unrealized holding gains (losses) arising during the period	(19)	17	(2)
Less: Reclassification adjustment for gains (losses) included in net income	(27)	11	(16)
Minimum pension liability adjustment	(16)	9	(7)
Foreign currency translation adjustments -
Translation adjustments arising during the period	716	(22)	694

Other comprehensive income	$552	$49	$601

     During the years ended March 31, 2003 and 2004, ¥7,665 million and ¥1,232 million of foreign currency translation adjustments were transferred respectively from other comprehensive income and charged to income as a result of the liquidation of certain foreign subsidiaries.

     As discussed in Note 6, as of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of the joint venture, the minimum pension liability attributable to employees who were transferred to SONY BMG totaling ¥6,053 million ($57 million) was transferred from other comprehensive income to the carrying value of Sony’s investment in SONY BMG.

17. Stock-based compensation plans

Sony has four types of stock-based compensation plans as incentive plans for directors, corporate executive officers and selected employees.

(1) Warrant plan:

Upon issuance of unsecured bonds with detachable warrants which are described in Note 12, Sony Corporation has purchased all of the detachable warrants and distributed them to the directors, corporate executive officers and selected employees of Sony. By exercising a warrant, directors, corporate executive officers and selected employees can purchase the common stock or subsidiary tracking stock of Sony Corporation, the number of which is designated by each plan. The warrants generally vest ratably over a period of three years, and are exercisable up to six years from the date of grant.

(2) Convertible Bond plan:

Sony has an equity-based compensation plan for selected executives of Sony’s United States of America subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds which have characteristics similar to that of an option plan. Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a non-interest bearing employee loan and a right of offset exists between the convertible bonds and the employee loans, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheet.

(3) Stock Acquisition Rights:

During the year ended March 31, 2003, Sony adopted an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to the directors, corporate executive officers and selected employees of Sony, and subsidiary tracking stock acquisition rights for the purpose of granting stock options to the directors and selected employees of Sony Communication Network Corporation, pursuant to the Commercial Code of Japan. The stock acquisition rights generally vest ratably over a period of three years and are exercisable up to ten years from the date of grant.

     Presented below is a summary of the activities regarding common stock warrant, convertible bond and stock acquisition rights plans for the years shown:

	Year ended March 31
	2003		2004		2005
		Weighted-		Weighted-		Weighted-	Weighted-
		average		average		average	average
	Number of	exercise	Number of	exercise	Number of	exercise	exercise
	Shares	price	Shares	price	Shares	price	price
		Yen		Yen		Yen	Dollars
Outstanding at beginning of the fiscal year	5,853,892	¥8,648	9,640,892	¥7,832	11,705,592	¥6,082	$56.84
Granted	3,874,100	5,313	2,621,400	5,017	2,433,600	3,996	37.35
Exercised	—	—	—	—	(27,400)	3,896	36.41
Forfeited	(87,100)	8,306	(556,700)	6,760	(998,592)	5,923	55.36

Outstanding at end of the fiscal year	9,640,892	¥7,832	11,705,592	¥6,082	13,113,200	¥5,754	$53.78

Exercisable at end of the fiscal year	4,314,292	¥9,773	5,853,892	¥7,522	7,223,600	¥6,994	$65.36

     A summary of common stock warrants, convertible bond options and stock acquisition rights outstanding and exercisable at March 31, 2005 is as follows:

	Outstanding				Exercisable
		Weighted-	Weighted-	Weighted-		Weighted-	Weighted-
Exercise price	Number of	average	average	average	Number of	average	average
range	Shares	exercise price	exercise price	remaining life	Shares	exercise price	exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥3,782 ~ 7,000	10,497,600	¥4,680	$43.74	8.24	4,608,000	¥5,250	$49.07
7,001 ~ 13,202	2,615,600	10,065	94.07	3.14	2,615,600	10,065	94.07

¥3,782 ~ 13,202	13,113,200	¥5,754	$53.78	7.22	7,223,600	¥6,994	$65.36

     A summary of subsidiary tracking stock warrants and stock acquisition rights outstanding and exercisable at March 31, 2005 is as follows:

	Outstanding				Exercisable
		Weighted-	Weighted-	Weighted-		Weighted-	Weighted-
Exercise price	Number of	average	average	average		average	average
range	Shares	exercise price	exercise price	remaining life	Number of Shares	exercise price	exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥815 ~ 3,300	181,500	¥1,591	$14.87	7.22	90,300	¥2,118	$19.79

     As the exercise prices for the warrant, convertible bond and stock acquisition rights plans were determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans was not significant for the years ended March 31, 2003, 2004 and 2005.

     As a result of the establishment of the joint venture between Sony’s recorded music business with the recorded music business of Bertelsmann AG (Note 6), employees of Sony’s recorded music business who were granted options under the convertible bond and stock acquisition rights plans prior to the establishment of the joint venture are no longer considered employees of Sony under FAS No. 123 as these individual are now employees of SONY BMG which is accounted for under the equity method. As a result, a compensation charge of ¥340 million ($3 million) was recorded based on the fair value method of accounting for stock-based compensation using the Black-Scholes model. The fair value of the options as of August 1, 2004, the date on which the joint venture was established, was ¥538 million ($5 million) and is being recognized into income over the remaining vesting period of the options.

     The weighted-average fair value per share at the date of grant of common stock warrants, convertible bond options and stock acquisition rights granted during the years ended March 31, 2003, 2004 and 2005 were ¥2,063, ¥1,413 and ¥1,085 ($10.14), respectively. The fair value of common stock warrants, convertible bond options and stock acquisition rights granted on the date of grant, which is amortized to expense over the vesting period in determining the pro forma impact, is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended March 31
Weighted-average
assumptions	2003		2004		2005
Risk-free interest rate	2.76%		2.18%		2.04%
Expected lives	4.23	years	3.67	years	3.54	years
Expected volatility	47.33%		42.83%		35.56%
Expected dividend	0.47%		0.57%		0.62%

(4) SAR plan:

Sony granted stock appreciation rights (“SARs”) in Japan, Europe and the United States of America for selected employees. Under the terms of these plans, employees on exercise receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the SARs. The SARs generally vest ratably over a period of three years, and are generally exercisable up to six to ten years from the date of grant. Sony holds treasury stock for the SAR plan in Japan to minimize cash flow exposure associated with the SARs. In addition, Sony uses various strategies to minimize the compensation expense associated with the SAR plans in the United States of America and Europe.

     The status of the SAR plans is summarized as follows:

	Year ended March 31
	2003		2004		2005
		Weighted-		Weighted-		Weighted-	Weighted-
		average		average		average	average
	Number of	exercise	Number of	exercise	Number of	exercise	exercise
	SARs	price	SARs	price	SARs	price	price
		Yen		Yen		Yen	Dollars
Outstanding at beginning of the fiscal year	2,410,394	¥6,644	2,343,028	¥6,341	1,526,568	¥6,424	$60.04
Granted	28,750	6,323	—	—	—	—	—
Exercised	(11,800)	5,727	—	—	(241,134)	3,955	36.96
Expired or forfeited	(84,316)	7,274	(816,460)	5,494	(420,350)	5,855	54.72

Outstanding at end of the fiscal year	2,343,028	¥6,341	1,526,568	¥6,424	865,084	¥7,436	$69.50

Exercisable at end of the fiscal year	2,176,319	¥6,211	1,462,391	¥6,421	856,156	¥7,455	$69.67

     A summary of SARs outstanding and exercisable at March 31, 2005 is as follows:

	Outstanding				Exercisable
		Weighted-	Weighted-	Weighted-		Weighted-	Weighted-
Exercise price	Number of	average	average	average	Number of	average	average
range	SARs	exercise price	exercise price	remaining life	SARs	exercise price	exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥3,234~5,000	61,850	¥4,767	$44.55	6.77	61,850	¥4,767	$44.55
5,001~10,000	749,109	7,365	68.83	1.08	740,181	7,386	69.03
10,001~13,419	54,125	11,471	107.21	4.56	54,125	11,471	107.21

¥3,234~13,419	865,084	¥7,436	$69.50	1.70	856,156	¥7,455	$69.67

     In accordance with APB No. 25 and its related interpretations, the SARs compensation expense is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price, which is consistent with the accounting treatment prescribed for SAR plans in FAS No. 123. For the year ended March 31, 2003, Sony recognized a reduction in SARs compensation expense of ¥670 million due to the decline in Sony’s stock price during the year. For the year ended March 31, 2004, Sony recognized ¥105 million of SARs compensation expense. For the year ended March 31, 2005, Sony recognized a reduction in SARs compensation expense of ¥74 million ($1 million).

18. Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives within the Electronics, Music and Pictures segments. For the years ended March 31, 2003, 2004 and 2005, Sony recorded total restructuring charges of ¥106,251 million, ¥168,091 million and ¥89,963 million

($841 million), respectively. Significant restructuring charges and asset impairments include the following:

Electronics Segment

In an effort to improve the performance of the Electronics segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the years ended March 31, 2003, 2004 and 2005, Sony recorded total restructuring charges of ¥72,473 million, ¥143,310 million and ¥81,768 million ($764 million), respectively, within the Electronics segment. In addition to the above charges, the Electronics segment also reflects restructuring of ¥7,950 million and ¥2,122 million for the years ended March 31, 2003 and 2004, respectively, that relate to the non-Japan based disc manufacturing and physical distribution businesses that were part of the restructuring charges of the Music segment which is discussed below. These restructuring charges were formerly included within the Music segment but were reclassified to the Electronics segment. See Notes 6 and 25 for more information on this reclassification. Significant restructuring activities are the following:

Downsizing of computer display CRT operations -

In the year ended March 31, 2003, due to the market shrinkage and demand shift from CRT displays to LCDs, Sony made a decision to discontinue certain computer display CRT manufacturing operations in Japan and Southeast Asia to rationalize production facilities and downsize its business. Restructuring charges totaling ¥6,902 million consisted of personnel related costs of ¥1,208 million, non-cash equipment impairment and disposal costs of ¥4,010 million and contract termination and other costs of ¥1,684 million. Of the total restructuring charges, ¥1,264 million was recorded in cost of sales; ¥1,684 million was included in selling, general and administrative expenses, and ¥3,954 million was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. The restructuring activity was completed in the year ended March 31, 2003 and no liability existed as of March 31, 2004.

Downsizing of CRT TV display operations -

Due to the worldwide market shrinkage and demand shift from CRT displays to plasma and LCD panel displays, Sony has begun to implement a worldwide plan to rationalize production facilities of CRT TV display and downsize its business over the next several years. The overall restructuring plan is still being formulated as Sony is carefully monitoring the market situation in each area. As a result, the expected completion date and total estimated cost of this program cannot be determined at this time.

     As part of its worldwide plan, Sony made a decision in the year ended March 31, 2004 to discontinue certain CRT TV display manufacturing operations in Japan. Restructuring charges totaling ¥8,478 million consisted of personnel related costs of ¥3,139 million and non-cash equipment impairment, disposal and other costs of ¥5,339 million. Of the total restructuring charges, ¥158 million was recorded in cost of sales, ¥3,139 million was included in selling, general and administrative expenses, and ¥5,181 million was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This phase of the restructuring program was completed in the year ended March 31, 2004 and no liability existed as of March 31, 2005.

     In the year ended March 31, 2005, as part of this restructuring program, Sony recorded a non-cash impairment charge of ¥7,479 million ($70 million) for the CRT TV display manufacturing facilities located in Europe. The impairment charge was calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. The charge was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This phase of the restructuring program was completed in the year ended

March 31, 2005 and no liability existed as of March 31, 2005.

Aiwa Co., Ltd. restructuring -

Due to the continued decline in the operating results of Aiwa, the restructuring program that was initiated in the year ended March 31, 2002 was accelerated and additional restructuring charges of ¥23,007 million were recorded in the year ended March 31, 2003. Additional restructuring included further cuts in staffing levels and the shutdown of remaining production facilities. These charges consisted of non-cash equipment impairment and disposal costs of ¥3,504 million, personnel related costs of ¥7,647 million, devaluation of inventory of ¥6,144 million, operating lease termination costs of ¥3,823 million and other costs of ¥1,889 million. Among these charges ¥13,791 million was recorded in cost of sales, ¥5,712 million was included in selling, general and administrative expenses, and ¥3,504 million was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. The restructuring program was completed in the year ended March 31, 2003 and no liability existed as of March 31, 2003. Aiwa Co., Ltd. was merged into Sony Corporation as of December 1, 2002.

Closing of a semiconductor plant in the U.S. -

Due to a significant decline in the business conditions of the U.S. semiconductor industry, Sony made a decision in the fourth quarter of the year ended March 31, 2003, to close a semiconductor plant in the U.S. This restructuring activity was substantially completed in the year ended March 31, 2005 and total restructuring charges of ¥4,936 million ($46 million) have been incurred through March 31, 2005. The remaining liability balance as of March 31, 2005 was ¥161 million ($2 million) and will be paid or settled through the year ended March 31, 2006.

     During the year ended March 31, 2003, Sony recorded restructuring charges totaling ¥5,856 million, which consisted of the accelerated depreciation of equipment of ¥3,128 million, personnel related costs of ¥1,329 million and the devaluation of inventory and other costs of ¥1,399 million. These charges were all recorded in cost of sales in the consolidated statements of income.

     During the year ended March 31, 2004, Sony recorded net restructuring charges totaling ¥874 million which consisted of the accelerated depreciation and write-down of equipment of ¥1,982 million, gain on disposal of assets of ¥1,962 million, and ¥854 million of other costs including lease contract termination costs. Among these charges ¥1,760 million was recorded in cost of sales, while asset write-down and disposal costs of ¥1,076 million and the gain on asset disposals of ¥1,962 million were included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.

     During the year ended March 31, 2005, Sony sold the facilities and recorded a gain on disposal of ¥1,794 million ($17 million). The gain was included in loss (gain) on disposal or impairment of assets, net in the consolidated statements of income.

Retirement Programs -

In addition to the restructuring efforts disclosed above, Sony has undergone several headcount reduction programs to further reduce operating costs in the Electronics segment. As a result of these programs, Sony recorded restructuring charges totaling ¥22,236 million, ¥114,870 million and ¥50,276 million ($470 million) for the years ended March 31, 2003, 2004 and 2005, respectively, and these charges were included in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2005 was ¥14,011 million ($131 million) and will be paid through the year ending March 31, 2006. Sony will continue seeking the appropriate level of headcount to optimize the workforce in the Electronics segment.

Music Segment

Due to the continued contraction of the worldwide music market due to slow worldwide economic growth, the saturation of the CD market, the effects of piracy and other illegal duplication, parallel imports, pricing pressures and the diversification of customer preferences, Sony has been actively repositioning the Music segment for the future by looking to create a more effective and profitable business model. As a result, the Music segment has undergone a worldwide restructuring program since the year ended March 31, 2001 to reduce staffing and other costs through the consolidation and rationalization of facilities worldwide excluding Japan. As part of this restructuring program, Sony combined its recorded music business with the recorded music business of Bertelsmann AG to form SONY BMG, a joint venture that is accounted for under the equity method. See Note 6 for more information on this transaction. For the years ended March 31, 2003, 2004 and 2005, Sony recorded total restructuring charges of ¥22,350 million, ¥10,691 million and ¥3,025 million ($28 million), respectively, related to the restructuring of the Music segment excluding Japan. Of these restructuring charges, ¥7,950 million and ¥2,122 million for the years ended March 31, 2003 and 2004, respectively, were recorded in the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment but reclassified to the Electronics segment. See Notes 6 and 25 for more information on this reclassification. This worldwide restructuring of the Music segment is expected to be completed during the year ended March 31, 2006, and the total cost of the program is estimated to be ¥53,106 million ($496 million), of which ¥52,573 million ($491 million) was incurred from the inception of the program through the year ended March 31, 2005. The restructuring costs within the Music segment do not include the restructuring costs of SONY BMG since the establishment of the joint venture. At March 31, 2005, the liability balance was ¥1,856 million ($17 million) with most of the liabilities to be paid or settled during the year ending March 31, 2006.

     In addition to the above, Sony also recorded restructuring charges of ¥1,519 million, ¥1,291 million and ¥ 803 million ($8 million) for the years ended March 31, 2003, 2004 and 2005, respectively, in Japan, which were personnel related costs included in selling, general and administrative expenses and loss (gain) on disposal or impairment of assets, net in the consolidated statement of income.

     Significant restructuring activities included the following:

     In the year ended March 31, 2003, restructuring charges related to the worldwide restructuring of the Music segment totaled ¥22,350 million. Restructuring activities included the further consolidation of operations through the shutdown of a cassette and CD manufacturing and distribution center in Holland and a CD manufacturing facility in the U.S. as well as further staff reductions in other areas. The restructuring charges consisted of personnel related costs of ¥14,932 million, non-cash asset impairment and disposal costs of ¥3,256 million and other costs of ¥4,162 million including lease termination costs. Among these charges ¥19,094 million was recorded in selling, general and administrative expenses, and ¥3,256 million was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.

     During the year ended March 31, 2004, Sony broadened the scope of its worldwide restructuring of the Music segment, which resulted in restructuring charges totaling ¥10,691 million. Restructuring activities included the continuation of the shutdown of the CD manufacturing facility in the U.S. as well as the restructuring of music label operations and the further rationalization of overhead functions through staff reductions. The restructuring charges consisted of personnel related costs of ¥5,137 million, lease abandonment costs of ¥1,323 million and other related costs of ¥4,231 million including non-cash asset impairment and disposal costs. Most of these charges are included in selling, general and administrative expenses in the consolidated statements of income. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.

     During the year ended March 31, 2005, in continuation of the worldwide restructuring program and in connection with the establishment of the joint venture with Bertelsmann AG (Note 6), Sony recorded restructuring charges totaling ¥3,025 million ($28 million) within the Music segment. Restructuring activities included the shutdown of certain distribution operations that were no longer required as a result of the recorded music joint venture with Bertelsmann AG as well as the further rationalization of overhead functions through staff reductions. The restructuring charges consisted of personnel related costs of ¥883 million ($8 million) and other related costs of ¥2,142 million ($20 million). These charges are included in selling, general and administrative expenses in the consolidated statements of income. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.

Pictures Segment

In an effort to improve the performance of the Pictures segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the years ended March 31, 2003, 2004 and 2005, Sony recorded total restructuring charges of ¥480 million, ¥4,611 million and ¥385 million ($4 million), respectively, within the Pictures segment. Significant restructuring activities are the following:

Consolidation of Television Operations -

Due to changes within the television production and distribution business, the competition between network owned production companies and other production and distribution companies to license product to the major televisions networks is becoming more intense. This competitive environment has resulted in fewer opportunities to produce shows for the networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. This trend has resulted in an increase in the number of new programs being distributed yet canceled in their first or second season, which are generally less profitable, and a decrease in the number of network programs that are able to achieve syndication, which are generally more profitable. As a result, in the year ended March 31, 2002, Sony decided to consolidate its television operations and downsize the network television production business in the Pictures segment. In the year ended March 31, 2003, Sony recorded restructuring charges totaling ¥480 million. These costs were included in cost of sales in the consolidated statements of income. This restructuring program was completed in the year ending March 31, 2005, and the total cost of the program from the inception was ¥8,932 million ($83 million). No liability existed as of March 31, 2005.

Fixed Cost Reduction Program -

During the year ended March 31, 2004, the Pictures segment implemented a fixed cost reduction program to further reduce its operating costs. This restructuring program primarily related to the reduction of staffing levels and the disposal of certain long-lived assets. This restructuring program was substantially completed during the year ended March 31, 2005 and the total cost of this restructuring program was ¥4,996 million ($47 million).

     The Pictures segment recorded ¥4,611 million of these costs during the year ended March 31, 2004. These restructuring charges consisted of personnel related costs of ¥993 million, non-cash asset impairment and disposal costs of ¥1,746 million, and other costs of ¥1,872 million including those relating to the buy-out of term deal commitments. Of the restructuring costs incurred, ¥1,525 million was included in cost of sales, ¥1,340 million was included in selling, general and administrative expenses, and ¥1,746 million was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.

     During the year ended March 31, 2005, the Pictures segment substantially completed the fixed cost reduction program and recorded ¥385 million ($4 million) of additional restructuring costs. These restructuring charges consisted primarily of personnel related costs of ¥292 million ($3 million) which were included in selling, general and administrative expenses in the consolidated statements of income. At March 31, 2005, the remaining liability balance was ¥207 million ($2 million), which will be paid or settled over the next year.

     The changes in the accrued restructuring charges for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Yen in millions
	Employee	Non-cash
	termination	write-downs	Other associated
	benefits	and disposals	costs	Total
Balance at March 31, 2002	¥6,243	—	¥13,637	¥19,880

Restructuring costs	46,953	¥42,768	16,530	106,251
Non-cash charges	—	(42,240)	—	(42,240)
Cash payments	(38,548)	—	(23,172)	(61,720)
Adjustments	136	(528)	(1,208)	(1,600)

Balance at March 31, 2003	14,784	—	5,787	20,571

Restructuring costs	133,367	19,170	15,554	168,091
Non-cash charges	—	(19,170)	—	(19,170)
Cash payments	(124,674)	—	(13,686)	(138,360)
Adjustments	1,173	0	333	1,506

Balance at March 31, 2004	24,650	—	7,988	32,638

Restructuring costs	53,563	25,564	10,836	89,963
Non-cash charges	—	(25,564)	—	(25,564)
Cash payments	(61,523)	—	(10,427)	(71,950)
Adjustments*	(1,705)	—	(3,096)	(4,801)

Balance at March 31, 2005	¥14,985	—	¥5,301	¥20,286

	Dollars in millions
	Employee	Non-cash
	termination	write-downs	Other associated
	benefits	and disposal	costs	Total
Balance at March 31, 2004	$230	—	$75	$305

Restructuring costs	501	$239	101	841
Non-cash charges	—	(239)	—	(239)
Cash payments	(575)	—	(97)	(672)
Adjustments*	(16)	—	(29)	(45)

Balance at March 31, 2005	$140	—	$50	$190

*	Adjustments primarily consist of the transfer of the accrued restructuring charges to SONY BMG, a joint venture with Bertelsmann AG (Note 6).

19. Research and development costs, advertising costs and shipping and handling costs

(1) Research and development costs:

Research and development costs charged to cost of sales for the years ended March 31, 2003, 2004 and 2005 were ¥443,128 million, ¥514,483 million and ¥502,008 million ($4,692 million), respectively.

(2) Advertising costs:

Advertising costs included in selling, general and administrative expenses for the years ended March 31, 2003, 2004 and 2005 were ¥442,741 million, ¥421,433 million and ¥359,661 million ($3,361 million), respectively.

(3) Shipping and handling costs:

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the years ended March 31, 2003, 2004 and 2005 were ¥98,195 million, ¥106,590 million and ¥107,983 million ($1,009 million), respectively, which included the internal transportation costs of finished goods.

20. Gain on change in interest in subsidiaries and equity investees

In January 2004, FeliCa Networks, Inc., whose field of business is Mobile FeliCa IC chip development and production/sales licensing and operation of the Mobile FeliCa service platform, issued 115,000 shares at ¥100,000 per share with a total value of ¥11,500 million in connection with its private offering. As a result of this issuance, Sony recorded a gain of ¥3,364 million and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 100% to 60%.

     In addition to the above transaction, for the year ended March 31, 2004, Sony recognized ¥1,506 million of other gains on issuances of stock by subsidiaries and equity investees resulting in total gains of ¥4,870 million.

     In August 1, 2004, Monex Inc., which provides on-line security trading services in Japan, and Nikko Beans, Inc. established Monex Beans Holdings, Inc. by way of share transfer of the existing shares of Monex Inc. and Nikko Beans, Inc.. At this establishment, 1 share of Monex Beans Holdings, Inc. was allotted to each share of Monex Inc. and 3.4 shares of Monex Beans Holdings, Inc. were allotted to each share of Nikko Beans, Inc.. As a result of this share transfer, Monex Beans Holdings, Inc. issued 2,341,287 shares and Sony recorded a gain of ¥8,951 million ($84 million) and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 29.9% to 20.1%.

     In September 2004, So-net M3 Inc., which provides medical services via the Internet in Japan, issued 2,800 shares at ¥850,000 ($7,944) per share with a total value of ¥2,380 million ($22 million) in connection with its initial public offering. Sony Communication Network Corporation, a parent company of So-net M3 Inc., sold 3,260 shares of So-net M3 Inc., at ¥790,500 ($7,388) per share with a total value of ¥2,577 million ($24 million). In October 2004, Sony Communication Network Corporation sold 740 shares of So-net M3 Inc., at ¥790,500 ($7,388) per share with a total value of ¥585 million ($5 million). As a result of these transactions, Sony recorded a ¥1,823 million ($17 million) gain on issuance of stock by So-net M3 Inc. and provided deferred taxes on this gain. In addition, Sony recorded a ¥2,876 million ($27 million) gain on the sale of its stock. These transactions reduced Sony’s ownership interest from 90.0% to 74.8%.

     In January 2005, DeNA Co Ltd., whose field of business is operation of on-line auction websites in Japan, issued 14,000 shares at ¥204,600 ($1,912) per share with a total value of ¥2,864 million ($27 million) in connection with its initial public offering. In March 2005, Sony Communication Network Corporation, a parent company of DeNA Co Ltd., sold 2,000 shares of DeNA Co Ltd. at ¥204,600 ($1,912) per share with a total value of ¥409 million ($4 million). As a result of these transactions, Sony recorded a ¥686 million ($6 million) gain on issuance of stock by DeNA Co Ltd., and provided deferred taxes on this gain. In addition, Sony recorded a ¥76 million ($1 million) gain on the sale of its stock. These transactions reduced Sony’s ownership interest from 27.7% to 24.8%.

     In addition to the above transactions, for the year ended March 31, 2005, Sony recognized ¥1,911 million ($18 million) of gains on issuances of stock by subsidiaries and equity investees resulting in total gains of ¥16,322 million ($153 million). These transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

21. Income taxes

Income before income taxes and income tax expense comprise the following:

				Dollars in
		Yen in millions		millions
				Year ended
		Year ended March 31		March 31,
	2003	2004	2005	2005
Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	¥(7,998)	¥(84,571)	¥5,005	$47
Foreign subsidiaries	255,619	228,638	152,202	1,422

	¥247,621	¥144,067	¥157,207	$1,469

Income taxes – Current:
Sony Corporation and subsidiaries in Japan	¥69,311	¥22,286	¥23,497	$220
Foreign subsidiaries	109,536	64,933	62,013	579

	¥178,847	¥87,219	¥85,510	$799

Income taxes – Deferred:
Sony Corporation and subsidiaries in Japan	¥(90,016)	¥(32,845)	¥4,976	$47
Foreign subsidiaries	(8,000)	(1,600)	(74,442)	(696)

	¥(98,016)	¥(34,445)	¥(69,466)	$(649)

     Sony is subjected to a number of different income taxes. Due to changes in Japanese income tax regulations, a consolidated tax filing system was introduced on April 1, 2002. Sony applied to file its return under the consolidated tax filing system beginning with the year ended March 31, 2004. Under the Japanese consolidated tax filing system, a 2% surtax was imposed only for the year ended March 31, 2004. As a result, the statutory tax rate was 43.9% for the year ended March 31, 2004.

     During the year ended March 31, 2005, a corporation size-based enterprise tax was introduced in Japan and the portion of enterprise tax subject to income was reduced. As a result, the statutory tax rate for the year ended March 31, 2005 was approximately 41% effective April 1, 2004. The effect of the change in the tax rate on the balance of deferred tax assets and liabilities was insignificant.

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Year ended March 31
	2003	2004	2005
Statutory tax rate	42.0%	43.9%	41.0%

Increase (reduction) in taxes resulting from:
Income tax credits	(1.9)	(2.4)	(0.1)
Change in valuation allowances	5.5	6.5	(22.7)
Decrease in deferred tax liabilities on undistributed earnings of foreign subsidiaries	(14.8)	(9.2)	(4.0)
Lower tax rate applied to life and non-life insurance business in Japan	(0.6)	(2.6)	(1.9)
Other	2.4	0.4	(2.1)

Effective income tax rate	32.6%	36.6%	10.2%

The significant components of deferred tax assets and liabilities are as follows:

			Dollars in
	Yen in millions		millions
	March 31		March 31,
	2004	2005	2005
Deferred tax assets:
Operating loss carryforwards for tax purposes	¥196,308	¥193,212	$1,806
Accrued pension and severance costs	150,073	159,610	1,492
Film costs	54,194	56,746	530
Warranty reserve and accrued expenses	45,664	56,551	529
Future insurance policy benefits	35,855	36,654	343
Accrued bonus	36,285	34,536	323
Inventory – intercompany profits and write-down	30,241	30,270	283
Depreciations	14,108	15,320	143
Tax credit carryforwards	13,740	8,552	80
Reserve for doubtful accounts	14,005	6,574	61
Other	141,731	153,525	1,434

Gross deferred tax assets	732,204	751,550	7,024
Less: Valuation allowance	(127,577)	(89,110)	(833)

Total deferred tax assets	604,627	662,440	6,191

Deferred tax liabilities:
Insurance acquisition costs	(125,768)	(135,083)	(1,262)
Unbilled accounts receivable in the Pictures business	(71,586)	(57,314)	(536)
Unrealized gains on securities	(45,239)	(41,564)	(388)
Intangible assets acquired through exchange offerings	(36,490)	(35,418)	(331)
Undistributed earnings of foreign subsidiaries	(44,778)	(30,865)	(288)
Gain on securities contribution to employee retirement benefit trust	(16,899)	(6,184)	(58)
Other	(39,435)	(58,714)	(550)

Gross deferred tax liabilities	(380,195)	(365,142)	(3,413)

Net deferred tax assets	¥224,432	¥297,298	$2,778

     The valuation allowance mainly relates to deferred tax assets of Sony Corporation and certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance were a decrease of ¥136,140 million for the year ended March 31, 2003, an increase of ¥11,509 million for the year ended March 31, 2004 and a decrease of ¥38,467 million ($360 million) for the year ended March 31, 2005.

     As a result of recording of operating losses in the past, the U.S. subsidiaries of Sony had valuation allowances against deferred tax assets for U.S. federal and certain state taxes. However, based on both improved operating results in recent years and a sound outlook for the future operating performance of Sony’s U.S. subsidiaries, Sony reversed ¥67,892 million ($635 million) of valuation allowance, resulting in a reduction of income tax expenses for the year ended March 31, 2005.

     For the year ended March 31,2003, ¥33,525 million of the decrease in the valuation allowance relates to the realization of tax benefits from operating loss carryforwards that were acquired in connection with Sony’s acquisition of companies within the Electronics, Music and Pictures segments The reversal of the valuation allowance upon realization of tax benefit from operating loss carryforwards resulted in the reduction of goodwill.

     Tax benefits which have been realized through utilization of operating loss carryforwards for the years ended March 31, 2003, 2004 and 2005 were approximately ¥19,000 million, ¥12,000 million and ¥30,000 million ($280 million), respectively.

     Net deferred tax assets are included in the consolidated balance sheets as follows:

			Dollars in
	Yen in millions		millions
	March 31		March 31,
	2004	2005	2005
Current assets – Deferred income taxes	¥125,532	¥141,154	$1,319
Other assets – Deferred income taxes	203,203	240,396	2,247
Current liabilities – Other	(8,110)	(12,025)	(113)
Long-term liabilities – Deferred income taxes	(96,193)	(72,227)	(675)

Net deferred tax assets	¥224,432	¥297,298	$2,778

     At March 31, 2005, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥988,515 million ($9,238 million), and on the gain of ¥61,544 million on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2005 for such temporary differences amounted to ¥217,792 million ($2,035 million).

     Operating loss carryforwards for corporate income tax and local income tax purposes of Sony Corporation and certain consolidated subsidiaries in Japan at March 31, 2005 amounted to ¥266,763 million ($2,493 million) and ¥520,556 million ($4,865 million), respectively, which are available as an offset against future taxable income. Deferred tax asset on the operating loss carryforwards for corporate income tax and local income tax in Japan are calculated by multiplying approximately 28% and 13%, respectively.

     Operating loss carryforwards for tax purposes of certain foreign consolidated subsidiaries at March 31, 2005 amounted to ¥139,100 million ($1,300 million).

     With the exception of ¥115,714 million ($1,081 million) with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 7 years.

     Tax credit carryforwards for tax purposes at March 31, 2005 amounted to ¥8,552 million ($80 million). With the exception of ¥6,995 million ($65 million) with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 9 years. Realization is dependent on whether such companies will be able to generate sufficient taxable income prior to expiration of the loss carryforwards and tax credit carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.

22. Reconciliation of the differences between basic and diluted net income per share (“EPS”)

(1)	Income before cumulative effect of accounting changes and net income allocated to each class of stock:

				Dollars in
	Yen in millions			millions
				Year ended
				March 31,
	Year ended March 31,			2005
	2003	2004	2005
Income before cumulative effect of an accounting change allocated to the common stock	¥115,648	¥90,756	¥168,498	$1,575
Income before cumulative effect of an accounting change allocated to the subsidiary tracking stock	(129)	(128)	53	0

Income before cumulative effect of an accounting change	¥115,519	¥90,628	¥168,551	$1,575

Net income allocated to the common stock	¥115,648	¥88,639	¥163,785	$1,531
Net income allocated to the subsidiary tracking stock	(129)	(128)	53	0

Net income	¥115,519	¥88,511	¥163,838	$1,531

     As discussed in Note 2, the earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stockholders’ economic interest. The accumulated losses of SCN (the subsidiary tracking stock entity as discussed in Note 16) used for computation of earnings per share attributable to subsidiary tracking stock were ¥779 million, ¥1,764 million and ¥1,358 million ($13 million) as of March 31, 2003, 2004 and 2005, respectively.

(2) EPS attributable to common stock:

Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2003, 2004 and 2005 is as follows:

				Dollars in
	Yen in millions			millions
				Year ended
				March 31,
	Year ended March 31			2005
	2003	2004	2005
Income before cumulative effect of an accounting change allocated to the common stock	¥115,648	¥90,756	¥168,498	$1,575
Effect of dilutive securities:
Convertible bonds	2,398	2,260	1,209	11
Subsidiary tracking stock	—	—	(0)	(0)

Income before cumulative effect of an accounting change allocated to the common stock for diluted EPS computation	¥118,046	¥93,016	¥169,707	$1,586

	Thousands of shares

Weighted-average shares	919,706	923,650	931,125
Effect of dilutive securities:
Warrants	12	48	61
Convertible bonds	78,873	121,120	112,589

Weighted-average shares for diluted EPS computation	998,591	1,044,818	1,043,775

	Yen			Dollars

Basic EPS	¥125.74	¥98.26	¥180.96	$1.69

Diluted EPS	¥118.21	¥89.03	¥162.59	$1.52

     Potential common stock upon the exercise of warrants and stock acquisition rights, which were excluded from the computation of diluted EPS since they have an exercise price in excess of the average market value of Sony’s common stock during the fiscal year, were 4,141 thousand shares, 6,796 thousand shares, and 7,987 thousand shares for the years ended March 31, 2003, 2004 and 2005, respectively.

     Warrants and stock acquisition rights of subsidiary tracking stock for the years ended March 31, 2003 and 2004, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.

     Stock options issued by affiliated companies accounted for under the equity method for the years ended March 31, 2003, 2004 and 2005, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since such stock options did not have a dilutive effect.

     On October 1, 2002, Sony implemented a share exchange as a result of which Aiwa Co.,Ltd. became a wholly-owned subsidiary. As a result of this share exchange, Sony issued 2,502 thousand shares. The shares were included in the computation of basic and diluted EPS.

     On May 1, 2003, Sony implemented a share exchange as a result of which CIS Corporation became a wholly-owned subsidiary. As a result of this share exchange, Sony issued 1,088 thousand shares. The shares were included in the computation of basic and diluted EPS.

     As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change for the year ended March 31, 2004 was restated in the above table (Note 2).

(3) EPS attributable to subsidiary tracking stock:

Weighted-average shares used for computation of EPS attributable to subsidiary tracking stock for the years ended March 31, 2003, 2004 and 2005 were 3,072 thousand shares. As discussed in Note 2, there were no potentially dilutive securities for EPS of subsidiary tracking stock outstanding at March 31, 2003, 2004 and 2005.

23. Variable interest entities

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements consist of facilities which provide for the leasing of certain property, the financing of film production, the development and operation of a multi-use real estate complex and the implementation of a stock option plan for Japanese employees. As described in Note 2, the FASB issued FIN No. 46, which requires the consolidation or disclosure of VIEs. The VIEs that have been consolidated by Sony are described as follows:

Sony leases the headquarters of its U.S. subsidiary from a VIE, which has been consolidated by Sony since July 1, 2003. Upon consolidation of the VIE, assets and liabilities increased by ¥25,277 million and ¥27,035 million, respectively, and a cumulative effect of accounting change of ¥1,729 million was charged to net income with no tax effect. Sony has the option to purchase the building at any time during the lease term which expires in December 2008 for ¥27,374 million ($256 million). The debt held by the VIE is unsecured. At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner. If the sales price is less than ¥27,374 million ($256 million), Sony is obligated to make up the lesser of the shortfall or ¥22,973 million ($215 million).

     A subsidiary in the Pictures segment entered into a joint venture agreement with a VIE for the purpose of funding the acquisition of certain international film rights. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts, as defined, and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees. The VIE was capitalized with total financing of ¥43,584 million. Of this amount, ¥1,181 million was contributed by the subsidiary, ¥10,198 million was provided by unrelated third party investors and the remaining funding is provided through a ¥32,205 million bank credit facility. On July 1, 2003, Sony consolidated this entity. Upon consolidation of the VIE, assets and liabilities increased by ¥10,179 million and ¥10,586 million, respectively, and a cumulative effect of accounting change of ¥388 million was charged to net income with no tax effect. As of March 31, 2005, the total outstanding under the bank credit facility was ¥6,441 million ($60 million). Under the agreement, the subsidiary’s ¥1,181 million ($11 million) equity investment is the last equity to be repaid. Additionally, it must pay to the third party investors up to ¥2,040 million ($19 million) of any losses out of a portion of its distribution fees. Any losses incurred by the VIE over and above ¥3,221 million ($30 million) will be shared by the other investors. The subsidiary acquired the international distribution rights, as defined, to twelve pictures meeting certain minimum requirements within the time period provided in the agreement.

     Sony had utilized a VIE to erect and operate a multi-use real estate complex in Berlin, Germany, which had been accounted for under the equity method by Sony until June 30, 2003. On July 1, 2003, Sony consolidated this entity. Upon consolidation of the VIE, assets and liabilities increased by ¥61,320 million and ¥60,329 million, respectively. However, there was no impact to Sony’s net income. On November 4, 2004, Sony purchased the remaining shares of the VIE from other partners. As a result, it is now a 100% owned subsidiary and no longer a VIE.

     Sony has utilized a VIE to implement a stock option plan for selected Japanese employees. The VIE has been consolidated by Sony since its establishment. With respect to this entity, there was no impact to Sony’s results of operations and financial position upon the adoption of FIN No. 46. Under the terms of the stock option plan, upon exercise, Japanese employees receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the plan. In order to minimize cash flow exposure associated with the plan, Sony holds treasury stock through the VIE. The VIE purchased the common stock with funding provided by the employee’s cash contribution and a bank loan. At March 31, 2005, the balance of the bank loan was ¥3,034 million ($28 million).

     There is no VIE in which Sony holds a significant variable interest that Sony is not the primary beneficiary.

24. Commitments and contingent liabilities

(1) Commitments:

     A. Purchase Commitments

Commitments outstanding at March 31, 2005 amounted to ¥240,729 million ($2,250 million). The major components of these commitments are as follows:

     In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2005, such commitments outstanding were ¥83,683 million ($782 million).

     Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. These agreements cover various periods through March 31, 2008. As of March 31, 2005, these subsidiaries were committed to make payments under such contracts of ¥51,625 million ($482 million).

     A subsidiary in the Pictures segment has also entered into a distribution agreement with a third party to distribute, in certain markets and territories, all feature length films produced or acquired by the third party during the term of the agreement. The distribution agreement expires on December 31, 2006 if a minimum of 36 films have been delivered as of that date. If 36 films have not been delivered by December 31, 2006, the distribution agreement expires on the earlier of the delivery of the 36th film or May 25, 2007. It is estimated that the third party will produce or acquire a total of 39 films under the distribution agreement. The subsidiary has the right to distribute the films for 15 years from the initial theatrical release of the film. Under the terms of the distribution agreement, the subsidiary must fund a portion of the production cost and is responsible for all distribution and marketing expenses. As of March 31, 2005, 29 films have been released or funded by the subsidiary. The subsidiary’s estimated commitment to fund the production of the remaining films under this agreement is ¥30,455 million ($285 million).

     The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

Year ending		Dollars in
March 31,	Yen in millions	millions
2006	¥145,111	$1,357
2007	53,753	502
2008	16,412	153
2009	1,632	15
2010	712	7
Thereafter	23,109	216

Total	¥240,729	$2,250

B. Loan Commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2005, the total unused portion of the line of credit extended under these contracts was ¥199,878 million ($1,868 million).

     At August 2004, Sony and Bertelsmann AG (“Bertelsmann”) combined their recorded music businesses in a joint venture. In connection with the establishment of the SONY BMG joint venture, Sony and Bertelsmann have entered into a 5 year Revolving Credit Agreement with the joint venture. Under the terms of the Credit Agreement, Sony and Bertelsmann have each agreed to provide one-half of the funding. The Credit Agreement, which matures on August 5, 2009, provides for a base commitment of $300 million and additional incremental borrowings of up to $150 million. As of March 31, 2005, the joint venture had no borrowings outstanding under the Credit Agreement. Accordingly, Sony’s outstanding commitment under the Credit Agreement as of March 31, 2005 was ¥24,075 million ($225 million).

     The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2) Contingent liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to ¥26,049 million ($243 million) at March 31, 2005. The major components of the contingent liabilities are as follows:

     Sony has issued loan guarantees to related parties comprised of affiliated companies accounted for under the equity method and unconsolidated subsidiaries. The terms of these guarantees are mainly within 1 year. Sony would be required to perform under these guarantees upon non-performance of the primary borrowers. The contingent liability related to these guarantees was ¥7,642 million ($71 million) and was not recorded on the consolidated balance sheet as of March 31, 2005.

     The European Commission (“EC”) has issued the Waste Electrical and Electronic Equipment (“WEEE”) directive in February 2003. The WEEE directive will require electronics producers after August 2005 to be responsible for organizing a scheme, and possibly financing the cost, for collection, treatment, recovery and safe disposal of waste products. While the cost of this directive to Sony cannot be determined before regulation is adopted in individual member states, Sony continues to evaluate the impact of adopting this regulation.

     Sony has agreed to indemnify certain third parties against tax losses resulting from transactions entered into in the normal course of business. The maximum amount of potential future payments under these guarantees cannot be estimated at this time. These guarantees were not recorded on the consolidated balance sheet as of March 31, 2005.

     Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both Sony and its legal counsel, management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony’s consolidated financial statements.

     The changes in product warranty liability for the years ended March 31, 2004 and 2005 are as follows:

			Dollars in
	Yen in millions		millions
			Year ended
	Year ended March 31,		March 31,
	2004	2005	2005
Balance at beginning of the fiscal year	¥51,892	¥50,670	$474
Provision for warranty reserve	51,569	33,493	313
Settlements (in cash or in kind)	(46,971)	(40,358)	(377)
Changes in estimate for pre-existing warranty reserve	(2,970)	(751)	(7)
Translation adjustment	(2,850)	1,865	17

Balance at end of the fiscal year	¥50,670	¥44,919	$420

25. Business segment information

Effective for the year ended March 31, 2005, Sony has partly changed its business segment configuration as described below.

     As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of this joint venture, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the “Other” category in the Electronics segment. Results for the year ended March 31, 2003 and 2004 in the Electronics and Music segments have been restated to conform to the presentation for the year ended March 31, 2005.

     In July 2004, in order to establish a more efficient and coordinated semiconductor supply structure, the Sony group has integrated its semiconductor manufacturing business by transferring Sony Computer Entertainment’s semiconductor manufacturing operation from the Game segment to the Electronics segment. As a result of this transfer, sales revenue and expenditures associated with this operation are now recorded within the “Semiconductor” category in the Electronics segment. The results for the year ended March 31, 2003 and 2004 have not been restated as such comparable figures cannot be practically obtained given that it was not operated as a separate line business within the Game segment. This integration of the semiconductor manufacturing businesses is a part of Sony’s semiconductor strategy of utilizing semiconductor technologies and manufacturing equipment originally developed or designed for the Game segment within the Sony group as a whole.

     The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation, PlayStation 2 and PlayStation Portable game consoles and related software mainly in Japan, the United States of America and Europe, and licenses to third party software developers. The Music segment is mainly engaged in the development, production, manufacture, and distribution of recorded music in Japan, in all commercial formats and musical genres. As discussed above, due to the establishment of the joint venture with Bertelsmann AG, the results for the year ended March 31, 2005 only include the results of Sony Music Entertainment Inc.’s (“SMEI”) recorded music business for the months of April through July 2004 and the results of SMEI’s music publishing business and Sony Music Entertainment (Japan) Inc. (“SMEJ“) for the full fiscal year. Results for the year ended March 31, 2003 and 2004 in the Music segment include the consolidated results of SMEI’s recorded music business for the full fiscal year, as well as the results of SMEI’s publishing business and SMEJ for the full fiscal year. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the United States of America, and markets, distributes and broadcasts in the worldwide market. The Financial Services segment represents primarily individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and bank business in Japan. The Other segment consists of various operating activities, primarily including a business focused on network service business including Internet-related services, an animation production and marketing business, an imported general merchandise retail business, an IC card business, and an advertising agency business in Japan. Sony’s products and services are generally unique to a single operating segment.

     The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

Business segments -

Sales and operating revenue:

				Dollars in
				millions
	Yen in millions			Year ended
	Year ended March 31			March 31,
	2003	2004	2005	2005
Sales and operating revenue:
Electronics -
Customers	¥4,624,181	¥4,838,268	¥4,786,236	$44,731
Intersegment	471,798	204,051	235,411	2,200

Total	5,095,979	5,042,319	5,021,647	46,931
Game -
Customers	936,274	753,732	702,524	6,566
Intersegment	18,757	26,488	27,230	255

Total	955,031	780,220	729,754	6,821
Music -
Customers	433,147	409,487	216,779	2,026
Intersegment	33,191	30,819	32,326	302

Total	466,338	440,306	249,105	2,328
Pictures -
Customers	802,770	756,370	733,677	6,857
Intersegment	0	0	0	0

Total	802,770	756,370	733,677	6,857
Financial Services -
Customers	509,398	565,752	537,715	5,025
Intersegment	27,878	27,792	22,842	213

Total	537,276	593,544	560,557	5,238
Other -
Customers	167,863	172,782	182,685	1,707
Intersegment	93,282	95,535	71,742	671

Total	261,145	268,317	254,427	2,378

Elimination	(644,906)	(384,685)	(389,551)	(3,641)

Consolidated total	¥7,473,633	¥7,496,391	¥7,159,616	$66,912

Electronics intersegment amounts primarily consist of transactions with the Game and Pictures segments.

Game intersegment amounts primarily consist of transactions with the Electronics segment.

Music intersegment amounts primarily consist of transactions with the Game segment.

Other intersegment amounts primarily consist of transactions with the Electronics segment.

Segment profit or loss:

				Dollars in
				millions
	Yen in millions			Year ended
	Year ended March 31			March 31,
	2003	2004	2005	2005
Operating income (loss):
Electronics	¥65,939	¥(6,824)	¥(34,305)	$(321)
Game	112,653	67,578	43,170	404
Music	(28,261)	(5,997)	8,783	82
Pictures	58,971	35,230	63,899	597
Financial Services	22,758	55,161	55,490	519
Other	(28,316)	(12,054)	(4,077)	(38)

Total	203,744	133,094	132,960	1,243
Elimination	15,065	13,226	13,530	126
Unallocated amounts:
Corporate expenses	(33,369)	(47,418)	(32,571)	(304)

Consolidated operating income	185,440	98,902	113,919	1,065

Other income	157,528	122,290	97,623	912
Other expenses	(95,347)	(77,125)	(54,335)	(508)

Consolidated income before income taxes	¥247,621	¥144,067	¥157,207	$1,469

     Operating income is sales and operating revenue less costs and operating expenses.

     In the quarter beginning October 1, 2003, the recognition method for insurance premiums received on certain products by Sony Life was changed from being recorded as revenues to being offset against the related provision for future insurance policy benefits, reducing revenue in the Financial Services segment in the year ended March 31, 2004 and 2005, by approximately ¥30.8 billion and ¥32.5 billion ($304 million), respectively. This change did not have a material effect on operating income.

Assets:

				Dollars in
	Yen in millions			millions
	March 31			March 31,
	2003	2004	2005	2005
Total assets:
Electronics	¥2,973,972	¥2,995,306	¥3,434,138	$32,095
Game	673,208	684,226	482,037	4,505
Music	500,627	483,990	325,928	3,046
Pictures	868,395	856,517	863,056	8,066
Financial Services	2,897,119	3,475,039	3,885,517	36,313
Other	333,485	371,720	347,885	3,251

Total	8,246,806	8,866,798	9,338,561	87,276

Elimination	(266,167)	(319,204)	(439,489)	(4,107)
Corporate assets	389,906	543,068	600,028	5,608

Consolidated total	¥8,370,545	¥9,090,662	¥9,499,100	$88,777

     Unallocated corporate assets consist primarily of cash and cash equivalents, securities investments and property, plant and equipment maintained for general corporate purposes.

Other significant items:

				Dollars in
				millions
	Yen in millions			Year ended
	Year ended March 31			March 31,
	2003	2004	2005	2005
Depreciation and amortization:
Electronics	¥203,433	¥210,888	¥275,701	$2,577
Game	53,496	57,256	16,504	154
Music	20,008	16,123	9,451	88
Pictures	8,552	7,844	5,598	52
Financial Services, including deferred insurance acquisition costs	52,041	56,586	52,788	494
Other	10,157	13,455	8,564	80

Total	347,687	362,152	368,606	3,445

Corporate	4,238	4,117	4,259	40

Consolidated total	¥351,925	¥366,269	¥372,865	$3,485

Capital expenditures for segment assets:
Electronics	¥181,316	¥251,980	¥311,101	$2,908
Game	40,986	100,360	18,824	176
Music	9,291	3,651	2,894	27
Pictures	7,138	6,013	5,808	54
Financial Services	3,655	4,618	3,845	36
Other	16,993	10,124	6,149	57

Total	259,379	376,746	348,621	3,258

Corporate	1,862	1,518	8,197	77

Consolidated total	¥261,241	¥378,264	¥356,818	$3,335

The capital expenditures in the above table represent the additions to fixed assets of each segment.

     The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics segment is managed as a single operating segment by Sony’s management. Effective for the year ended March 31, 2005, Sony has partly changed its product category configuration. The main changes are that AIWA product group has been moved from “Other” to “Audio” or “Video” or “Televisions”, and the set-top box product group has been moved from “Video” to “Televisions”. Accordingly, sales and operating revenue for the years ended March 31, 2003 and 2004 have been restated to conform to the presentation for the year ended March 31, 2005.

				Dollars in
				millions
	Yen in millions			Year ended
	Year ended March 31			March 31,
	2003	2004	2005	2005
Audio	¥784,114	¥675,496	¥571,864	$5,345
Video	828,308	949,261	1,034,736	9,670
Televisions	981,655	925,501	957,122	8,945
Information and Communications	836,724	834,757	778,374	7,275
Semiconductors	204,710	253,237	246,314	2,302
Components	527,782	623,799	619,477	5,789
Other	460,888	576,217	578,349	5,405

Total	¥4,624,181	¥4,838,268	¥4,786,236	$44,731

Geographic information -

Sales and operating revenue which are attributed to countries based on location of customers for the years ended March 31, 2003, 2004 and 2005 and long-lived assets as of March 31, 2003, 2004 and 2005 are as follows:

				Dollars in
				millions
	Yen in millions			Year ended
	Year ended March 31			March 31,
	2003	2004	2005	2005
Sales and operating revenue:
Japan	¥2,093,880	¥2,220,747	¥2,100,793	$19,634
U.S.A.	2,403,946	2,121,110	1,977,310	18,479
Europe	1,665,976	1,765,053	1,612,536	15,070
Other	1,309,831	1,389,481	1,468,977	13,729

Total	¥7,473,633	¥7,496,391	¥7,159,616	$66,912

				Dollars in
	Yen in millions			millions
	March 31			March 31,
	2003	2004	2005	2005
Long-lived assets:
Japan	¥1,365,160	¥1,430,443	¥1,414,632	$13,221
U.S.A.	713,524	671,534	662,120	6,188
Europe	164,459	211,147	183,620	1,716
Other	148,616	133,640	144,896	1,354

Total	¥2,391,759	¥2,446,764	¥2,405,268	$22,479

     There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

     Transfers between reportable business or geographic segments are made at arms-length prices.

     There are no sales and operating revenue with a single major external customer for the years ended March 31, 2003, 2004 and 2005.

     The following information shows sales and operating revenue and operating income by geographic origin for the years ended March 31, 2003, 2004 and 2005. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

				Dollars in
				millions
	Yen in millions			Year ended
	Year ended March 31			March 31,
	2003	2004	2005	2005
Sales and operating revenue:
Japan -
Customers	¥2,247,030	¥2,352,923	¥2,249,548	$21,024
Intersegment	2,433,998	2,514,698	2,575,093	24,066

Total	4,681,028	4,867,621	4,824,641	45,090
U.S.A. -
Customers	2,632,176	2,341,304	2,166,323	20,246
Intersegment	189,502	198,450	235,362	2,200

Total	2,821,678	2,539,754	2,401,685	22,446
Europe -
Customers	1,520,930	1,647,694	1,524,182	14,244
Intersegment	121,598	66,950	52,417	490

Total	1,642,528	1,714,644	1,576,599	14,734
Other -
Customers	1,073,497	1,154,470	1,219,563	11,398
Intersegment	789,444	813,798	804,721	7,521

Total	1,862,941	1,968,268	2,024,284	18,919

Elimination	(3,534,542)	(3,593,896)	(3,667,593)	(34,277)

Consolidated total	¥7,473,633	¥7,496,391	¥7,159,616	$66,912

Operating income:
Japan	¥11,444	¥(69,875)	¥(765)	$(7)
U.S.A.	98,762	85,290	72,414	677
Europe	62,206	78,822	12,186	114
Other	63,773	70,543	58,554	547
Corporate and elimination	(50,745)	(65,878)	(28,470)	(266)

Consolidated total	¥185,440	¥98,902	¥113,919	$1,065

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in stockholders’ equity present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (“the Company”) at March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for long-duration life insurance contracts and separate accounts and its treatment of the effects of contingently convertible instruments on diluted earnings per share in the year ended March 31, 2005.

/s/ ChuoAoyama PricewaterhouseCoopers

May 27, 2005

Management	As of March 31, 2005

Directors

Nobuyuki Idei	Nominating Committee	Representative Corporate Executive Officer, Chairman

Kunitake Ando	Nominating Committee	Representative Corporate Executive Officer, President

Teruo Masaki	Vice Chairman of the Board,	Corporate Executive Officer, Executive Deputy President
Compensation Committee

Howard Stringer		Corporate Executive Officer, Vice Chairman

Ken Kutaragi		Corporate Executive Officer, Executive Deputy President

Teruhisa Tokunaka		President, Representative Director, Sony Financial Holdings Inc.

Göran Lindahl

Akihisa Ohnishi	Audit Committee

Iwao Nakatani	Chairman of the Board	Director of Research, UFJ Institute Ltd.

Akishige Okada	Chairman of the Compensation	Chairman of the Board (Representative Director), Sumitomo Mitsui
	Committee	Financial Group, Inc.

Hirobumi Kawano	Vice Chairman of the Board,	Senior Vice President, JFE Steel Corporation
Nominating Committee

Yotaro Kobayashi	Chairman of the Nominating	Chairman of the Board, Fuji Xerox Co., Ltd.
Committee

Carlos Ghosn	Nominating Committee	President and CEO of Nissan Motor Co., Ltd.

Sakie T. Fukushima	Audit Committee	Representative Director & Regional Managing Director- Japan,
Korn / Ferry International

Yoshihiko Miyauchi	Compensation Committee	Director, Representative Executive Officer, Chairman and CEO,
ORIX Corporation

Yoshiaki Yamauchi	Chairman of the Audit	Director, Sumitomo Mitsui Financial Group, Inc.
Committee

Corporate Executive Officers

Nobuyuki Idei*	Representative Corporate	Group CEO
Executive Officer, Chairman

Kunitake Ando*	Representative Corporate	Global Hub President, and Officer in charge of Personal Solution
	Executive Officer, President	Business Group

Howard Stringer*	Corporate Executive Officer,	COO in charge of Entertainment Business Group, and Sony Group
	Vice Chairman	Americas Representative

Shizuo Takashino	Corporate Executive Officer,	Sony Group China Representative, COO in charge of Information
	Executive Deputy President	Technology & Communications Network Company, Personal Audio
Visual Network Company, and Professional Solutions Network
Company

Ken Kutaragi*	Corporate Executive Officer,	COO in charge of Game Business Group, Semiconductor Solutions
	Executive Deputy President	Network Company, and Home Electronics Network Company

Teruo Masaki*	Corporate Executive Officer,	Group General Counsel
Executive Deputy President

Katsumi Ihara	Corporate Executive Officer,	Group CSO & CFO
Executive Deputy President

Roji Chubachi	Corporate Executive Officer,	COO in charge of Micro Systems Network Company and EMCS
Executive Deputy President

Keiji Kimura	Corporate Executive Officer,	NC President, Information Technology & Communications Network
	Senior Executive Vice	Company
President

Tsutomu Niimura	Corporate Executive Officer,	NC President, Home Electronics Network Company
Executive Vice President

Fujio Nishida	Corporate Executive Officer,	Officer in charge of Marketing and Corporate Communications
Executive Vice President

Takao Yuhara	Corporate Executive Officer,	Officer in charge of Finance and Investor Relations
Senior Vice President

Nobuyuki Oneda	Corporate Executive Officer,	Officer in charge of TR60, Corporate Planning & Control,
	Senior Vice President	and Accounting

Yasunori Kirihara	Corporate Executive Officer,	Officer in charge of Corporate Human Resources
Senior Vice President

Nicole Seligman	Corporate Executive Officer	Group Deputy General Counsel

   * They hold their respective offices as Corporate Executive Officers in addition to their offices as Directors.

Investor Information

■Sony Corporation

7-35, Kitashinagawa 6-chome, Shinagawa-ku,
Tokyo 141-0001, Japan
Phone:	81-(0)3-5448-2111
Facsimile:	81-(0)3-5448-2244

■Investor Relations Offices

If you have any questions or would like a copy of our Form 20-F filed with the U.S. Securities and Exchange Commission or our Annual Report to shareholders, please direct your request to:

Japan
Sony Corporation

Investor Relations
7-35, Kitashinagawa 6-chome, Shinagawa-ku,
Tokyo 141-0001
Phone:	81-(0)3-5448-2180
Facsimile:	81-(0)3-5448-2183

U.S.A.
Sony Corporation of America

Investor Relations
550 Madison Avenue, 27th Floor,
New York, NY 10022-3211
Phone:	- U.S. and Canada
800- 556-3411
- International
402-573-9867
Facsimile:	212-833-6938

U.K.
Sony Global Treasury Services Plc.

Investor Relations
St. Helens, 1 Undershaft, London EC3A 8EE
Phone:	020-7444-9713
Facsimile:	020-7444-9763

■Sony on the Internet

Sony’s Investor Relations Home Pages on the World Wide Web offer a wealth of corporate information, including the latest annual report and financial results. http://www.sony.net/IR/

■Ordinary General Meeting of Shareholders

The Ordinary General Meeting of Shareholders will be held in June in Tokyo.

■Independent Registered Public Accounting Firm

ChuoAoyama PricewaterhouseCoopers Tokyo, Japan

■Depositary, Transfer Agent, and Registrar for
American Depositary Receipts

JPMorgan Chase Bank 270 Park Avenue
New York, NY 10017-2070

Contact Address
JPMorgan Service Center
JPMorgan Chase Bank
P.O. Box 43013
Providence, RI 02940-3013
Phone:	- U.S.
800-360-4522
- International
781-575-4328

■Co-Transfer and Co-Registrar Agent

CIBC Mellon Trust Company
2001 University Street, 16th Floor,
Montreal, Quebec, H3A 2A6, Canada
Phone: 514-285-3600

■Transfer Agent of Common Shares Handling Office

UFJ Trust Bank
Corporate Agency Department
10-11, Higashisuna 7-chome, Koto-ku,
Tokyo 137-8081, Japan
Phone: 81-(0)3-5683-5111

■Overseas Stock Exchange Listings

New York, Pacific, Chicago, Toronto, London, Paris, Frankfurt, Düsseldorf, Brussels, Vienna, and Swiss stock exchanges

■Japanese Stock Exchange Listings

Tokyo and Osaka stock exchanges

■Number of Shareholders

(As of March 31, 2005) 783,263

■Information regarding CSR (Corporate Social Responsibility)

Sony’s CSR and Environmental Activities Report and information about Sony CSR and environmental activities can be accessed at the following web site.
Japanese:     http://www.sony.co.jp/csr/
English:       http://www.sony.co.net/csr/
Inquiries concerning the aforementioned activities can be directed to:
Sony Corporation
Social and Environmental Affairs, Compliance Office
Phone:         81-(0)3-5448-3533
Facsimile:   81-(0)3-5448-7838

Sony Corporation

7-35, Kitashinagawa 6-chome,

Shinagawa-ku, Tokyo 141-0001, Japan